EXHIBIT 99.1

BARRICK GOLD CORPORATION

TECHNICAL REPORT ON THE VELADERO MINE, SAN JUAN PROVINCE, ARGENTINA

NI 43-101 Report

Qualified Persons:

Luke Evans, P.Eng.

Glen Ehasoo, P.Eng.

Holger Krutzelmann, P.Eng.

March 27, 2014

RPA Inc. 55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Veladero Gold Mine, San Juan Province, Argentina

Client Name & Address	Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

Document Reference	Project #2254	Status & Issue No.	FINAL Version

Issue Date	March 27, 2014

Lead Author	Luke Evans Glen Ehasoo Holger Krutzelmann	(Signed) (Signed) (Signed)

Peer Reviewer	Rick Lambert Deborah McCombe William Roscoe	(Signed) (Signed) (Signed)

Project Manager Approval	Glen Ehasoo	(Signed)

Project Director Approval	Rick Lambert	(Signed)

Report Distribution	Name	No. of Copies

Client
	RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-5

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local and Property Geology	7-3
Alteration	7-5
Mineralization	7-7

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1
Core and RC Recovery	10-4
Possible Drill Hole Sampling Biases	10-4

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Sample Preparation, Analyses and Security	11-2
Quality Assurance and Quality Control	11-4

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Metallurgical Testwork	13-1

14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Geological Models	14-2
Geological Domains	14-7
Grade Domains	14-7
Metallurgical Domains	14-10
Density Data	14-10
Cut-off Grades	14-11
Assay Statistics	14-12
Capping of High Grade Values	14-13

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Composites	14-15
Contact Plot Analysis	14-17
Variography	14-18
Resource Estimation Methodology	14-20
Resource Estimate Validation	14-23
Resource Classification	14-29

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1
Summary of Mining Operations	16-1
Mine Design	16-5
Production Schedule	16-13
Waste Rock	16-13
Valley-Leach Facility	16-16
Mine Equipment	16-18
Manpower	16-20
Mine Infrastucture	16-20

17 RECOVERY METHODS	17-1
Crushing Plant	17-1
Valley-Leach Facility	17-2
Merrill Crowe Process Plant	17-2
Comments	17-3

18 PROJECT INFRASTRUCTURE	18-1
Access	18-1
Mine Site Facilities	18-1
Accommodations	18-2
Water	18-2
Electrical	18-2
Utilities	18-2
Disposal and Drainage	18-2
Buildings and Facilities	18-3
Communications	18-3

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Environmental Studies	20-1
Project Permitting	20-1
Social or Community Requirements	20-3
Mine Closure Requirements	20-3

21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-1
Manpower	21-2

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22 ECONOMIC ANALYSIS		22-1

23 ADJACENT PROPERTIES		23-1

24 OTHER RELEVANT DATA AND INFORMATION		24-1

25 INTERPRETATION AND CONCLUSIONS		25-1

26 RECOMMENDATIONS		26-1

27 REFERENCES		27-1

28 DATE AND SIGNATURE PAGE		28-1

29 CERTIFICATE OF QUALIFIED PERSON		29-1

LIST OF TABLES

PAGE

Table 1-1	Mineral Resources – December 31, 2013	1-1
Table 1-2	Mineral Reserves – December 31, 2013	1-2
Table 1-3	Unit Operating Costs	1-13
Table 4-1	Mining Concessions	4-2
Table 4-2	Easements	4-2
Table 7-1	Deposit Dimensions	7-9
Table 7-2	Trace Element Geochemistry Results	7-11
Table 10-1	Historical Drilling Summary	10-2
Table 13-1	Average Gold Recovery Formulae	13-2
Table 13-2	Evaluation of Production	13-4
Table 14-1	Mineral Resources – December 31, 2013	14-1
Table 14-2	Lithology Codes	14-3
Table 14-3	Alteration Codes	14-3
Table 14-4	Sub-zone Codes	14-3
Table 14-5	Grade Domain Codes	14-8
Table 14-6	Tonnage Factors	14-11
Table 14-7	Assay Statistics	14-12
Table 14-8	Gold Capping Levels	14-14
Table 14-9	Composite Statistics	14-16
Table 14-10	Gold Estimation Parameters	14-22
Table 14-11	2011 Reconciliation Results	14-26
Table 15-1	Mineral Reserves – December 31, 2013	15-1
Table 16-1	Veladero Production History	16-1
Table 16-2	Mine Optimization Parameters	16-6
Table 16-3	Internal Cut-off Grades, Mine Reserves	16-8
Table 16-4	Mine Design Parameters	16-10
Table 16-5	Summary of Golder Slope Design Recommendations	16-11
Table 16-6	Mine Equipment Fleet	16-19
Table 21-1	Total Capital Cost	21-1
Table 21-2	Unit Operating Costs	21-1
Table 21-3	Mine Site Manpower	21-2

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LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-5
Figure 4-2	Claim Map	4-6
Figure 7-1	Regional and Local Geology	7-2
Figure 7-2	Simplified Lithology Distribution	7-4
Figure 7-3	Simplified Alteration Distribution	7-6
Figure 7-4	Gold Mineralization on 4,150 m Bench	7-8
Figure 10-1	Drill Plan	10-3
Figure 14-1	Lithological Domains	14-4
Figure 14-2	Alteration Domains	14-5
Figure 14-3	Sub-Zone Domains	14-6
Figure 14-4	Grade Domain (Level 4200)	14-9
Figure 14-5	Metallurgical Domains	14-10
Figure 14-6	Assay Statistics Box Plot	14-13
Figure 14-7	Composite Statistics by Zone and Alteration	14-16
Figure 14-8	Example of a Soft Contact Profile	14-17
Figure 14-9	Example of a Hard Contact Profile	14-18
Figure 14-10	Veladero Omni-Directional Correlogram	14-19
Figure 14-11	Block and Composite Au Grades – Section 6,752,600N at Filo Federico Pit	14-24
Figure 14-12	Block and Composite Au Grades – Section 6,750,500N at Amable Pit	14-25
Figure 14-13	Block Au Grades - Longitudinal Section Looking 250°	14-27
Figure 14-14	Elevation Swath Plot	14-28
Figure 14-15	Resource Classification on 4,150 m Bench	14-31
Figure 16-1	Veladero General Site Arrangement	16-3
Figure 16-2	Veladero Main Production Areas	16-4
Figure 16-3	Veladero Pit Slope Design Sectors in Plan	16-12
Figure 16-4	Final Veladero WRF Arrangement	16-15
Figure 16-5	Final VLF Arrangement	16-17
Figure 17-1	Crushing Plant Flow Sheet	17-4
Figure 17-2	Merrill Crowe Process Plant Flowsheet	17-5

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Veladero Gold Mine (the Project) in Argentina. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project as of December 31, 2013. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from February 10 to 12, 2014.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects across four continents. Veladero is a large open pit, heap leach gold and silver mine in the high Andes Cordillera of central western Argentina. Operations include open pit mining of gold-silver ore from two mining areas, two-stage crushing, and extraction of precious metals using valley-fill heap leaching and Merrill-Crowe recovery. Since Veladero started production in 2005, the mine has recovered over five million ounces of gold and over eleven million ounces of silver from approximately 204 million tonnes of ore averaging 1.2 g/t Au and 16 g/t Ag.

Mining at Veladero will average approximately 30 million tonnes per annum (Mtpa) of Mineral Reserves over the next six years. Barrick operates the mine through its wholly-owned subsidiary Minera Argentina Gold S.A. (MAGSA).

Table 1-1 summarizes the Mineral Resources at Veladero as of December 31, 2013.

TABLE 1-1 MINERAL RESOURCES – DECEMBER 31, 2013

Barrick Gold Corporation – Veladero Mine

Category	Tonnes (million)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Measured	7.6	0.60	9.9	0.147	2.4
Indicated	156.8	0.68	13.0	3.441	65.5

Total Measured and Indicated	164.4	0.68	12.8	3.587	67.9

Inferred	27.9	0.30	12.9	0.269	11.6

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Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.

3.	Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 0.20 g/t Au to 0.48 g/t Au.

4.	Mineral Resources are exclusive of Mineral Reserves.

5.	Numbers may not add due to rounding.

Table 1-2 summarizes the Mineral Reserves at Veladero as of December 31, 2013.

TABLE 1-2 MINERAL RESERVES – DECEMBER 31, 2013

Barrick Gold Corporation – Veladero Mine

Category	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Proven	7.2	0.97	16.7	0.22	3.9
Probable	165.1	0.86	15.9	4.57	84.2
Stockpiles	6.0	0.47	5.3	0.09	1.0
Inventory	8.3	0.87	0.0	0.23	0.0

Proven & Probable	186.6	0.85	14.8	5.12	89.1

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery, and profit. The cut-off grades vary from approximately 0.27 g/t Au to 0.64 g/t Au.

3.	Mineral Reserves are estimated using an average gold price of US$1,100 per ounce and an US$/ARG exchange rate of 7.8.

4.	Numbers may not add due to rounding.

CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•	The 2013 year-end (EOY2013) Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 164.4 million tonnes averaging 0.68 g/t Au and 12.8 g/t Ag and contain 3.6 million ounces of gold and 67.9 million ounces of silver.

•	The EOY2013 Inferred Mineral Resources total 27.9 million tonnes averaging 0.30 g/t Au and 12.9 g/t Ag and contain 269,000 ounces of gold and 11.6 million ounces of silver.

•	Essentially all of the remaining resources and reserves are found in the Veladero area within the Filo Federico and Cuatro Esquinas zones.

•	The resource estimate gold cut-off grades range from 0.20 g/t for run-of-mine (ROM) material from the Filo Federico pit Type 1 material to 0.48 g/t for Filo Federico pit Type 2 material, which requires crushing.

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•	Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conform to Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves dated November 27, 2010 (CIM definitions).

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•	The methods and procedures utilized to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•	The resource model demonstrates a positive bias when reconciled against the grade control model in 2013 due mostly to new high grade mineralized structures defined by the blast holes that were generally not intersected in the exploration drill holes. Although finding unexpected high grade mineralization in the pit is certainly a very positive outcome for Veladero, it may be difficult to make significant adjustments to the resource model without new drilling data. It is unknown for how long this positive reconciliation will continue. RPA concurs with Barrick’s plan to use the recently completed structural interpretation along with new geostatistical and other strategies to improve the resource model in the areas where higher than expected grades were encountered.

•	Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	Overall, RPA is of the opinion that MAGSA has done high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•	The EOY2013 Proven and Probable Reserves are estimated to be 186.6 million tonnes at 0.85 g/t Au and 14.8 g/t Ag, containing 5.1 million ounces of gold and 89 million ounces of silver.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM definitions.

•	Recovery and cost estimates are based on actual operating data and engineering estimates.

•	Economic analysis of the Veladero Life of Mine (LOM) plan generates a positive cash flow and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

•	The economic pit limits are very sensitive to an increase in reserve gold price of 10%, while they are not very sensitive to a decrease in reserve gold price of 10%, indicating the current LOM plan is strong with potential for expansion in the future if market conditions were to stabilize or improve.

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PROCESS

•	The crushing circuit and conveyor circuit had lower than expected availability due to equipment maintenance issues. The ore is quite abrasive, resulting in frequent liner changes, which reduces availability. Measures are being implemented in an attempt to improve operations.

•	The overland conveyor has experienced more downtime than desired. The conveyor being down results in mine trucks having to be diverted to transfer leach pad material from the crushing plant.

•	With the curtailment of mercury sales, long term storage will be required, and is being addressed.

•	Senior supervision in the plant has been replaced in the last few months. It is anticipated that the new team will be effective in increasing operational availability.

ENVIRONMENTAL CONSIDERATIONS

•	Veladero has an Environmental Management Plan that is certified under the ISO 14001 standards. It is audited annually and was re-certified in 2013.

•	In March 2013, as a result of an administrative investigation, the Ministry of Mines in the Province of San Juan issued a permit amendment restricting the amount of fresh water that can be used at the Project’s heap leach pad. Barrick expects the restrictions to be removed shortly, however, failure to obtain approvals in a timely manner will have an increasing impact on 2014 production. In RPA’s opinion, it is reasonable to assume that the current situation will be resolved in a timely manner, thus not impacting the current Mineral Resource and Mineral Reserve estimates.

•	Veladero is certified by the International Cyanide Management Code. Re-certification occurs annually and Veladero was re-certified in May 2013.

•	Mine closure plans are reviewed and analyzed annually. Current cost estimates for closure at Veladero are approximately US$59 million.

RECOMMENDATIONS

RPA makes the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•	The resource modelling work is very good and no significant procedural changes are warranted. The resource model, however, significantly under-predicted the gold produced in 2013 due to unexpected high grade mineralization in the Filo Federico pit. RPA concurs with Barrick’s plans to use the recently completed structural interpretation along with new geostatistical and other strategies to improve the resource model in the areas where higher than expected grade was encountered.

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MINING AND MINERAL RESERVES

•	Maintain flexibility in the final pit design to allow potential for additional pit wall pushbacks if market conditions were to stabilize or improve.

•	Review economic pit limit and unit operating cost sensitivity to reduced production rate targets.

•	Analyze requirement for additional production drilling capacity to meet forecast production in the LOM plan.

•	Consider creating grade groups for mineralized material dispatched to the waste rock facilities to increase future economic potential of this material.

ECONOMIC ANALYSIS

RPA has performed an economic analysis of the Veladero Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Veladero Mine is located on the east flank of the Andes Cordillera, six kilometres east of the Chile/Argentina border. The mine site is at approximately 29°22’ South latitude and 69°57’ West longitude in the Department of Iglesia, San Juan Province, northwest Argentina. The closest major population and commercial center is the provincial capital of San Juan, which is approximately 360 km by road. Elevations at the mine range from 3,900 m to 4,800 m.

LAND TENURE

Since 1989, Instituto Provincial de Exploraciones y Explotaciones Mineras de la Provincia de San Juan (IPEEM) has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province. Therefore, some of the mining licences are held by IPEEM. The remainder of the mining licences are held by MAGSA. RPA notes that Barrick Exploraciones Argentina S.A. (BEASA) controls an extensive land package in the district that is contiguous with the mine concessions. This report summarizes only the mining and surface rights that are directly related to the Veladero Mine.

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The Veladero Mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated by MAGSA, now a subsidiary of Barrick in Argentina, pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAGSA (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSA, which are: Ursulina Sur, Florencia 1, Gaby M, Río 2, and Río 3. The Veladero mining properties cover an area of approximately 14,420 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date; however, to keep them in good standing, concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2013, the Veladero mine has complied with these requirements with respect to its current mining properties.

Pursuant to federal legislation that implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including production from the Argenta deposit.

Only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500 per ounce and a silver price of $35 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved EIS.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSA, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

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In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré is still subject to this 5% export duty.

EXISTING INFRASTRUCTURE

Veladero is isolated from major cities and towns and operates on a self-sufficient basis with trucking of material and goods. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation. Electric power is generated on site using diesel generators and a wind turbine. The total electric supply is 22 MW. The water supply for industrial usage, i.e., process and dust control is secured from the Rio de las Taguas. The domestic water supply is secured from two water wells. Potable water is treated using reverse osmosis. The Veladero site has four aerobic sewage treatment plants and one prototype sewage treatment plant that utilizes worms instead of bacteria to break down the domestic waste. There are also sewage treatment plants located along the access road at Sepultura and Peñasquito.

Accommodations on site are in a camp that includes emergency medical facilities, cafeteria, gymnasium, offices, and rooms for the Veladero workers.

Other infrastructure includes warehouse, truck shop, maintenance facilities, and analytical laboratory.

HISTORY

The Veladero area was first explored in the late 1980s by Argentine government geologists, who identified scattered gold anomalies in the Veladero Sur area and surrounding region during field examinations of hydrothermal alteration centers identified through satellite imagery. In 1988, administration of mineral rights in the region was transferred from the Federal to the Provincial government, and in 1989 San Juan Province established the IPEEM as the provincial mining entity responsible for holding title to certain of the province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province.

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Following a competitive bidding process completed by IPEEM in 1994, AGC, a Canadian junior exploration company, was awarded exploration rights to Veladero. AGC then entered into a 60:40 joint venture agreement with Lac Minerals (40%), which was acquired by Barrick a short time later.

In 1995, AGC assigned its interest to its subsidiary, MAGSA, and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. Concurrently, Barrick, through its subsidiary BEASA, explored BEASA’s adjoining 100%-owned Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining Company (Homestake) acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and BEASA.

GEOLOGY AND MINERALIZATION

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 km by 25 km north-trending corridor of Permian to late Miocene volcanic and intrusive rocks, which host a number of hydrothermal alteration zones and epithermal mineral deposits. The belt consists of a Tertiary volcanic rift basin in which volcanic flows and tuffs were deposited and subsequently cut by associated intrusions. Basement rocks in the belt consist of andesitic to rhyolitic tuffs, lava flows, and volcaniclastic rocks of the Permo-Triassic Choiyoi Formation, which are overlain unconformably by Tertiary igneous and volcanic rocks ranging in age from older 40 Ma stocks to more recent 4 Ma tuffs, lava flows and volcaniclastic rocks.

The El Indio Gold Belt hosts both high and low sulphidation style mineralization over a 55 km strike length, from the Tambo-El Indio mines in the south to the Pascua-Lama project in the north. Epithermal mineralization within this belt is associated with Tertiary structural trends.

The Veladero deposit is a hypogene-oxidized, high sulphidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event.

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The Veladero deposit forms a broad, disseminated, 400 m to 700 m wide by three kilometre long blanket of mineralization along a N15°W-striking structural trend. The diatreme-dome complex includes a massive, central, brecciated core of heterolithic, matrix-supported tuffisite that transitions outward through clast-supported breccias into the volcanic country rocks. A bedded tuff unit that represents fragments ejected from the central vent forms a ring that overlies portions of the tuffisite and breccias at the southern end of the deposit. The Veladero deposit comprises three main orebodies: Amable in the south, Cuatro Esquinas in the centre, and Filo Federico in the north. The Argenta orebody is a small satellite deposit located approximately five kilometres to the southeast of the Veladero deposit.

The mineralized envelope encompassing greater than 0.2 g/t Au is oriented along a 345°-trending regional structural corridor. The mineralization is dominantly hosted in the diatreme breccias along the fault-bounded northwest trend. Within this trend, higher grade mineralized shoots, averaging approximately 4 g/t Au but with one metre values up to 100 g/t Au, with lengths of 300 m to 500 m, form along northeast striking structural trends and are surrounded by a halo of lower grade mineralization ranging between 0.1 g/t Au and 1.0 g/t Au.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at Cuatro Esquinas and Filo Federico, where alteration consists of intense silicification. The Amable ore body is hosted within bedded pyroclastic breccias and tuffs which are affected by silicification and advanced argillic alteration. Much of the Veladero deposit is covered by approximately 40 m of overburden and the overburden in some areas is up to 170 m thick. The colluvium is generally uncemented.

Precious metal mineralization at Veladero is controlled by stratigraphy, structural trends, and elevation. Gold mineralization can be hosted by any kind of rock at Veladero, including overburden and steam-heat altered lithologies. Principal host rocks are hydrothermal breccias and felsic tuffs at Filo Federico and Cuatro Esquinas, and pyroclastic breccias and felsic to intermediate tuffs at Amable.

EXPLORATION STATUS

The major exploration programs took place prior to the completion of the Feasibility Study in 2002. The original drilling program targeted structural intersections with surface geochemical anomalies (involving rock chip, soil, and screened talus sampling) that were coincident with

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Controlled-Source-Audio-Frequency-Magneto-Telluric (CSAMT) resistivity highs and magnetic lows. Since 2002, additional exploration and infill drilling has been completed. More drilling is planned to explore some gaps that still remain on the mining concessions.

MINERAL RESOURCES AND MINERAL RESERVES

The EOY2013 Mineral Resources are summarized in Table 1-1. The Measured and Indicated Mineral Resources total 164.4 million tonnes averaging 0.68 g/t Au and 12.8 g/t Ag and contain 3.6 million ounces of gold and 67.9 million ounces of silver. In addition, the Inferred Mineral Resources total 27.9 million tonnes averaging 0.30 g/t Au and 12.9 g/t Ag and contain 269,000 ounces of gold and 11.6 million ounces of silver. The resources are estimated using a gold price of US$1,500/oz Au. RPA is of the opinion that the Mineral Resources are acceptable, reasonable, and conform to CIM definitions.

The resource estimate gold cut-off grades range from 0.20 g/t for ROM material from the Filo Federico pit Type 1 material to 0.48 g/t for Filo Federico Type 2 material, which requires crushing. The resource model was prepared using all of the drill holes available up to February 2013.

RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the resource model is reasonable and acceptable to support the EOY2013 Mineral Resource and Mineral Reserve estimates.

The Veladero geology department has developed a very good understanding of the Veladero geology. Geological models were constructed to provide geologic control for grade estimation and to provide parameters for mine planning. Geology models for lithology, alteration, and structural sub-zones were built using Vulcan software. The main faults have also been modelled. Lines and control points based on the exploration drill holes, blast holes, and pit mapping were used in Vulcan to create 3D geological wireframes.

The EOY2013 Mineral Reserve estimate is summarized in Table 1-2. The Proven and Probable Mineral Reserves are estimated to be 186.6 million tonnes at 0.85 g/t Au and 14.8 g/t Ag, containing 5.1 million ounces of gold and 89 million ounces of silver. Over 99% of the open pit reserves are located within the Filo Federico pit of Veladero, with the remainder coming from the Argenta pit. Based on this review, it is RPA’s opinion that the reported material is appropriately classified as Proven and Probable Mineral Reserves in accordance with CIM definitions.

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MINING METHOD

The Veladero Mine is a traditional open pit truck/shovel heap leach operation that has been in continuous operation since 2005. Veladero has mined approximately 708 million tonnes of material and produced 5.67 million ounces of gold plus 11.3 million ounces of silver up to the end of 2013.

Mining is planned at an average of approximately 30 Mtpa of Mineral Reserves over the next six years. Waste rock mining varies by year from a high of 63 Mt in 2017 to a low of five million tonnes in the final year of operations, averaging 45 Mtpa. Peak ROM material movement is scheduled at approximately 92 Mtpa (260,000 tpd) in 2017, tapering off to 23 Mt in the final year of operations.

Over 99% of in-situ Mineral Reserves are located within the Filo Federico pit of the Veladero area. Remaining in-situ Mineral Reserves are from the Argenta pit, which is scheduled to be complete in 2014. Historically, mining also took place in the Amable pit, which was depleted in 2013.

MINERAL PROCESSING

Gold is recovered from ore at Veladero using cyanide-heap leaching in a valley-fill leach pad and a Merrill-Crowe zinc cementation gold recovery plant.

The lower gold grade ore, i.e., above the cut-off grade for ROM ore and below the cut-off grade for crushed ore, is mined and trucked to the leach pad. Ore that has a gold grade above the cut-off grade for crushed ore is trucked from the mine or stockpiles and crushed in one of two two-stage crushing circuits to a nominal size of 80% passing (P80) 40 mm. The crushing plant has a capacity of approximately 90,000 tpd, i.e., 60,000 tpd through line one and 30,000 tpd through line two. Haul trucks dump directly into the primary gyratory crushers. After crushing the ore is transferred to a covered stockpile.

After a secondary round of crushing, the ore is conveyed to a 3.7 km long overland conveyor belt for transport to a truck loadout bin that is located adjacent to the processing plant near

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the heap leach pad. Lime is added to the ore as it is transported on the overland conveyor belt. The ore from the loadout bin is loaded into mine haul trucks for transport to the valley-fill heap leach facility where it is stacked in 15 m lifts.

Approximately 250,000 m3 of ore is actively under leach at any given time with dilute cyanide leach solution applied using drip emitters. The nominal capacity of the solution pumping system is 2,066 m3/h. Pregnant solution is collected by the dam, at the toe of the leach pad, and pumped to the Merrill-Crowe recovery plant.

Gold doré that is produced by the refining process is shipped off-site for further refining to produce fine gold and silver.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

Veladero has an Environmental Management Plan that is certified under the ISO 14001 standards. The plan is audited annually and must be recertified every three years. It is also certified by the International Cyanide Management Code. Veladero was last certified in 2013.

Reports of the monitoring results are submitted to the authorities every six months.

The authorities conduct site inspections at Veladero on a regular basis. Written reports of comments are distributed and Veladero responds to the comments, as required.

The environmental requirements are managed by an on-site staff of professionals and technicians and the legal department in the San Juan office.

The mine closure plan was developed to allow, when practical, closure and rehabilitation activities to be carried out simultaneously with mining activities. This rehabilitation in parallel with mining will allow the performance of certain tasks during the operation of the mine, reducing closure costs and the schedule for completing the tasks at the end of the mine life. Mine closure plans are reviewed and analyzed annually. Current cost estimates for closure at Veladero are approximately US$59 million.

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CAPITAL AND OPERATING COST ESTIMATES

Remaining capital costs at Veladero are primarily sustaining capital, which includes mine equipment replacement and leach pad expansion, and closure costs. Capital costs are in 1st Quarter 2014 US dollars and total approximately US$464 million.

Unit operating costs for Veladero are presented in Table 1-3.

TABLE 1-3 UNIT OPERATING COSTS

Barrick Gold Corporation – Veladero Mine

Cost	Value
Mining (US$/t mined)	3.84
Processing (US$/t processed)	4.13
G&A (US$/t processed)	2.37

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Veladero Gold Mine (the Project) in Argentina. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project as of December 31, 2013. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property and the Barrick office in San Juan from February 10 to 14, 2014.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects.

Veladero is a large open pit, heap leach gold and silver mine in the high Andes Cordillera of central western Argentina. Operations include open pit mining of gold-silver ore from two mining areas, two-stage crushing, and extraction of precious metals using valley-fill heap leaching and Merrill-Crowe recovery. Since Veladero started production in 2005, the mine has recovered over five million ounces of gold and over eleven million ounces of silver from approximately 204 million tonnes of ore averaging 1.2 g/t Au and 16 g/t Ag.

Mining at Veladero will average approximately 30 Mtpa of ore over the next six years, with mine operations concluding in 2019. Waste rock mining varies by year from a high of 63 Mt in 2017 to a low of 5 Mt in the final year of operations, averaging approximately 45 Mtpa.

There is currently one main open pit mining area referred to as Veladero. Over 99% of in-situ Mineral Reserves are located within the Filo Federico pit of the Veladero area. Remaining in-situ Mineral Reserves are from the Argenta pit, which is scheduled to be depleted in 2014. The Amable pit in the Veladero area was depleted during 2013.

Since 1989, the Instituto Provincial de Exploraciones y Explotaciones Mineras de la Provincia de San Juan (IPEEM) has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province. Following a competitive bidding process completed by IPEEM in 1994, Argentina Gold Corp. (AGC), a Canadian junior exploration company, was awarded exploration rights to Veladero. AGC then entered into a

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60:40 joint venture agreement with Lac Minerals (40%), which shortly was to become a subsidiary of Barrick. In 1995, AGC assigned its interest to its subsidiary, Minera Argentina Gold S.A. (MAGSA), and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored the Veladero property. Concurrently, Barrick subsidiary Barrick Exploraciones Argentina S.A. (BEASA) explored the adjoining Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining (Homestake) acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick’s gaining 100% indirect control of Veladero through MAGSA and BEASA.

The Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated by MAGSA, pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAGSA (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSA, which are: Ursulina Sur, Florencia 1, Gaby M, Río 2, and Río 3. The Veladero mining properties cover an area of approximately 14,420 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date, however, to keep them in good standing concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2013, the Veladero mine has complied with these requirements with respect to its current mining properties.

Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas. Sufficient surface rights have been obtained for current operations at the property.

Pursuant to federal legislation that implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the

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Exploitation Contract between Barrick and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including production from the Argenta deposit.

Only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500 per ounce and a sliver price of $35 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved EIS.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSA, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré is still subject to this 5% export duty.

SOURCES OF INFORMATION

RPA Principal Geological Engineer Luke Evans, M.Sc., P.Eng., RPA Senior Mining Engineer Glen Ehasoo, P.Eng., and RPA Principal Metallurgist, Holger Krutzelmann, P.Eng., visited the mine from February 10 to 12, 2014 and held meetings at the Barrick office in San Juan on February 13 and 14, 2014.

Discussions were held with the following Barrick and MAGSA personnel:

•	Fernando Barrigon, Superintendent of Technical Services

•	Inivaldo Diaz, Barrick Regional Superintendent Long Range Mine Planning

•	Cristian Monroy, Barrick Manager, Reserves and Resources

•	Osvaldo Brocca, Senior Mine Geologist

•	Sebastian Juarez, Junior Modelling Geologist

•	Elio Terranova, Data Base Administrator

•	Raul Correa, Chief Mine Engineer

•	Juan Chuquimango, Senior Long Term Planning Supervisor

•	Emeliano Campanella, Process Supervisor

•	Dante Cardozo, Metallurgical Lab Supervisor

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•	Eduardo Robledo, Laboratory Supervisor

•	Osvaldo Falcon, Environmental Supervisor

•	Daniela Esper, Senior Supervisor, Strategic Planning

•	Cecelia Martinez, Senior Cost Analyst

The Veladero operation has been the subject of resource/reserve technical audits as follows:

•	March 2012, Resource and Reserve NI 43-101 Technical Report by RPA.

•	May 2008, Mineral Reserve and Resource Audit, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA, a predecessor company to RPA).

•	May 2007, Veladero Model Review, Resource Modelling Inc. (RMI).

•	March 2005, NI 43-101 Technical Report, Barrick Gold Corporation.

•	February 2005, Reserve Procedure Audit, RPA.

Mr. Evans is responsible for the overall preparation of this report. Mr. Evans reviewed the geology, sampling, assaying, and resource estimate work and is responsible for Sections 1 to 12 and 14. Mr. Ehasoo reviewed the mining, reserve estimate, and economics and is responsible for Sections 15, 16, 19, 21, and 22. Mr. Krutzelmann reviewed the metallurgical, environmental, and permitting aspects and is responsible for Sections 13, 17, 18, and 20. RPA would like to acknowledge the excellent cooperation in the transmittal of data by Barrick and MAGSA personnel.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	µg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	µm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year
Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Barrick Gold Corporation (Barrick). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by Barrick and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. RPA has not researched property title or mineral rights for the Veladero property and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Veladero.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Veladero Mine is located on the east flank of the Andes Cordillera, six kilometres east of the Chile/Argentina border. The mine site is at approximately 29°22’ South latitude and 69°57’ West longitude in the Department of Iglesia, San Juan Province, northwest Argentina. The closest major population and commercial center is the provincial capital of San Juan, which is approximately 280 km southeast of Veladero. By road the distance is approximately 360 km via paved National Highway No. 40 north from San Juan to Provincial Road No. 436 (paved) and the village of Pismanta, and by public gravel road to Tudcum. Barrick’s 156 km all-weather gravel road continues from Tudcum over Conconta Pass, through the Valle del Cura, and over Despoblados Pass to Veladero. Elevations at the mine range from 3,900 m to 4,800 m. The mine location is shown in Figure 4-1.

LAND TENURE

Since 1989, IPEEM has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province. Therefore, some of the mining licences are held by IPEEM. The remainder of the mining licences are held by MAGSA, which is a wholly-owned subsidiary of Barrick. RPA notes that BEASA controls an extensive land package in the district that is contiguous with the mine concessions. This report summarizes only the mining and surface rights that are directly related to the Veladero Mine.

The Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated by MAGSA, pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAGSA (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSA, which are: Ursulina Sur, Florencia 1, Gaby M, Río 2, and Río 3. The Veladero mining properties cover an area of approximately 14,420 hectares.

The ownership details of the mining properties are shown in Table 4-1. Access rights to the mine and surface rights for supporting facilities are secured through easements. Details of these land holdings are provided in Table 4-2. The land holdings are shown in Figure 4-2.

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TABLE 4-1 MINING CONCESSIONS

Barrick Gold Corporation – Veladero Mine

Concession & Licence Numbers	Concession & Licence Names	Owner	Area (ha)
520-0314-M-99	Veladero Mining Group	IPEEM	11,927
338837-I-92	VE II	IPEEM	1,459.1
338888-I-92	VE LIII	IPEEM	1,500
338895-I-92	VE LX	IPEEM	1,500
338845-I-92	VE X	IPEEM	1,397.9
338849-I-92	VE XIV	IPEEM	1,500
338878-I-92	VE XLIII	IPEEM	1,520.7
338883-I-92	VE XLVIII	IPEEM	1,470.9
338851-I-92	VE XVI	IPEEM	1,500
1124-M-525-2009	Filo Norte Mining Group	MAGSA	2,515.7
425380-B-03	Ursulina Sur	MAGSA	469.1
0676-F18-M-95	Rio 2	MAGSA	600
0675-F18-M-95	Rio 3	MAGSA	998.4
0764-F28-M-96	Gaby M	MAGSA	269.5
296942-F-89	Florencia I	MAGSA	192.7

TABLE 4-2 EASEMENTS

Barrick Gold Corporation – Veladero Mine

Number	Description	Owner	Area (ha)
1739-F18-A-95	Camp and mine facilities	IPEEM	1,1927.1
425129-B-03	Camp and mine facilities	MAGSA	6,037
425255-B-03	Roads and antennas	MAGSA	399.5
295,232-M-89	Roads	MAGSA	Approx. 60 km
1124-418-M-2008	Airstrip	MAGSA	1,100

MAGSA holds 100% direct ownership of the Filo Norte Mining Group concession, which is contiguous with and immediately north and east of the Mina Veladero Mining Group concession (Figure 4-2). IPEEM owns the Veladero mining concession. Through its exploitation contract and record of agreement with IPEEM, MAGSA’s rights to exploit Mina Veladero, in conjunction with development of Filo Norte Mining Group concession, are secured for 25 years. This term is renewable at MAGSA’s sole discretion for another 25 years.

BEASA controls essentially all the surface of Filo Norte mining Group and Veladero mining Group, in addition to other large contiguous surface parcels in the region. The main surface right easements in the mine area are shown in Figure 4-2. Easements that are not shown in Figure 4-2 are mostly related to communication antennas and access roads.

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Pursuant to federal legislation which implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including production from the Argenta deposit.

Finally, and only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500 per ounce and a sliver price of $35 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved EIS.

In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Barrick believes that this withholding tax is not applicable to dividends to be paid by the Veladero mine as a result of an existing tax stability arrangement.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% applies to both the initial conversion of foreign currency revenues into pesos and the subsequent conversion of pesos to foreign currencies.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSA, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

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In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Veladero’s export of gold doré is still subject to this 5% export duty.

Barrick has acquired all of the permits necessary to operate the Veladero mine. However, in March 2013, as a result of an administrative investigation, the Ministry of Mines in the Province of San Juan issued a permit amendment restricting the amount of fresh water that can be used at the Project’s heap leach pad. Barrick expects the restrictions to be removed shortly, however, failure to obtain approvals in a timely manner will have an increasing impact on 2014 production. In RPA’s opinion, it is reasonable to assume that the current situation will be resolved in a timely manner, thus not impacting the current Mineral Resource and Mineral Reserve estimates.

RPA is not aware of any significant environmental liabilities on the property or significant factors and risks that could affect access, title, or the ability to operate the Veladero mine.

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Veladero
Coquimbo
Valparaiso
Concepción
Valdivia
Puerto Montt
CHILE
ARGENTINA
Cordoba
Santa Fe
Rosario
Paraná
Concordia
Buenos Aires
La Plata
Bahia Blanca
2400000
2500000
6800000
6700000
6600000
6500000
6400000
N
VELADERO
PASCUA LAMA
CHILE
IGLESIA
Tudcum
Rodeo
Jachal
Iglesia
JACHAL
VALLE FERTIL
ULLUM
ALBARDON
ANGACO
CALINGASTA
CAUCETE
San Juan
SAN MARTIN
ZONDA
POCITO
25 DE MAYO
SARMIENTO
SAN LUIS
MENDOZA
0 20 40 60 80 100
Kilometres
March 2014
Source: Barrick Gold Corp., 2012.

Figure 4-1

Barrick Gold Corporation

Veladero Mine
San Juan Province, Argentina
Location Map

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LUIS I
2,405,000
2,410,000
2,415,000
6,755,000
6,750,000
6,745,000
6,740,000
6,735,000
0 1000 2000 3000 4000
Metres
Coordenadas Gauss Kruger
Datum Campo Inchauspe 69
Truck Shop
URSULINA SUR
GABY M
VE-II
Federico Pit
Amable Pit
VE-XIV
VE-XVI
VE-X
Valley Heap Leach
FLORENCIA I
Camp Veladero
RIO 3
Argenta Pit
RIO 2
Chile
N
Legend:
Filo Norte Mining Group
Veladero Mining Group
Easement 1739-F18-A-95
Easement 425129-B-03
Easement 194002-C-81
Mine Area
International Border
VE-XLIII
VE-XLVIII
VE-LIII
VE-LX
Figure 4-2
Barrick Gold Corporation
Veladero Mine
San Juan Province, Argentina
Claim Map
March 2014
Source: Barrick Gold Corp., 2012.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The closest major population and commercial center is the provincial capital of San Juan, approximately 280 km southeast of Veladero. By road, the distance is approximately 360 km, via paved National Highway No.40 north from San Juan to Provincial Road No.436 (paved) and the village of Pismanta, and by public gravel road to Tudcum. Barrick’s 156 km all-weather gravel road continues from Tudcum over Conconta Pass, through the Valle del Cura, and over Despoblados Pass to Veladero.

It takes approximately six hours to drive to Veladero from San Juan, which in turn is approximately a two hour drive to the International airport at Mendoza. There are regular flights to Mendoza from Santiago, Chile and there are also direct flights to San Juan from Buenos Aires, Argentina.

LOCAL RESOURCES

Veladero is isolated from major cities and towns and operates on a self-sufficient basis with material and goods trucked to the site. Mine personnel work on a residential rotation. Operations personnel work a 14 day on – 14 day off rotation on 12-hour shifts. Administrative personnel work either a four day on - three day off schedule or an eight day on - six day off schedule. The mine operates year round.

INFRASTRUCTURE

Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation. Electric power is generated on site using diesel generators and a wind turbine. The water supply for industrial usage, i.e. process and dust control is secured from the Rio de las Taguas. The domestic water supply is secured from two water wells. The potable water is treated using reverse osmosis. The Veladero site has four aerobic sewage treatment plants and one prototype sewage treatment plant that utilizes worms instead of bacteria to break down the domestic waste. There are also sewage treatment plants located along the access road at Sepultura and Peñasquito.

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Accommodations on site are in a camp that includes emergency medical facilities, cafeteria, gymnasium, offices, and rooms for the Veladero workers.

Other infrastructure includes warehouse, truck shop, maintenance facilities, and analytical laboratory.

PHYSIOGRAPHY

The Veladero Mine area is characterized by rugged mountains with deeply incised steep-sided valleys. Elevations at the mine range from 3,900 MASL to 4,800 MASL, and the alpine climate is cold, dry, and windy. Vegetation is sparse, and is concentrated in wetlands areas. Rock outcrops and colluvial soils predominate on slopes, and overburden thicknesses of up to 170 m occur in the mine area.

Highest annual temperatures occur from December through February, when maximum daytime temperatures generally range from 10ºC to 22ºC, with lows between -5ºC and 5ºC. Winter months from June through August have daytime highs generally between -10ºC and 10ºC, and night time lows of -10ºC to -30ºC. Mean annual precipitation is estimated to be approximately 200 mm at 4,400 m elevation, with most of the precipitation arriving as snow. Winter conditions can be severe, with intense winds, blowing snow, extreme cold, and can adversely affect mine access and operations. Rocks and gravel airborne by strong gusty winds are a common hazard in mine operations and on access roads. Local weather conditions are monitored by five meteorological stations across the site.

The mine is in the Rio de las Taguas watershed, with Despoblados, Potrerillos, Guanaco Zonzo, and Canito creeks comprising the other major perennial streams in the mine area. Water supplies for Veladero are extracted from surface and groundwater sources in the Rio de las Taguas valley.

There is no permanent habitation in the area. Tudcum is the nearest village.

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6 HISTORY

The Veladero area was first explored in the late 1980s by Argentine government geologists, who identified scattered gold anomalies in the Veladero Sur area and surrounding region during field examinations of hydrothermal alteration centers identified through satellite imagery. In 1988, administration of mineral rights in the region was transferred from the Federal to the Provincial government, and in 1989 San Juan Province established the IPEEM as the provincial mining entity responsible for holding title to certain of the Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the Province.

Following a competitive bidding process completed by IPEEM in 1994, AGC, a Canadian junior exploration company, was awarded exploration rights to Veladero. AGC then entered into a 60:40 joint venture agreement with Lac Minerals (40%), which was acquired by Barrick a short time later.

In 1995, AGC assigned its interest to its subsidiary, MAGSA, and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. Concurrently, Barrick, through its subsidiary BEASA, explored BEASA’s adjoining 100%-owned Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining acquired AGC, and intensified Veladero exploration, while Barrick advanced definition of the Filo Norte or Federico deposit on the Ursulina Sur property. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and BEASA.

Exploration by the Veladero joint venture initially focused on the Veladero Sur gold anomalies, but eventually moved north and encountered strongly anomalous gold mineralization associated with outcropping breccia bodies in the area of what is now the Amable deposit. Initial RC drilling in late 1995 defined a small resource in this zone (Brecha Agostina), and focused the joint venture’s exploration efforts on other breccia exposures on the property.

Since Veladero started production in 2005, the mine has produced over five million ounces of gold and over eleven million ounces of silver from approximately 204 million tonnes of ore averaging 1.2 g/t Au and 16 g/t Ag. The production history details are described in Section 16.

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 km by 25 km north-trending corridor of Permian to late Miocene volcanic and intrusive rocks, which host a number of hydrothermal alteration zones and epithermal mineral deposits (Figure 7-1). The belt consists of a Tertiary volcanic rift basin in which volcanic flows and tuffs were deposited and subsequently cut by associated intrusions. Basement rocks in the belt consist of andesitic to rhyolitic tuffs, lava flows, and volcaniclastic rocks of the Permo-Triassic Choiyoi Formation, which are overlain unconformably by Tertiary igneous and volcanic rocks ranging in age from older 40 Ma stocks to more recent 4 Ma tuffs, lava flows and volcaniclastic rocks. These volcanic rocks within the basin are grouped into five units, which from youngest to oldest are the Vallecito (5 Ma to 7 Ma), Vacas Heladas (9 Ma to 13 Ma), Cerro de las Tortolas (12 Ma to 19 Ma), Escabrosa (17 Ma to 21 Ma), and Tilito (21 Ma to 27 Ma). All of these units consist of felsic and intermediate-to-mafic volcanic rocks derived from volcanic centers located both within and outside of the mineralized belt.

The regional structural setting of the El Indio Gold Belt is dominated by fault and fracture sets associated with Tertiary east-west regional compression. The main fault set is a series of north-south striking reverse faults with associated east-west extensional fracture sets and 030º to 060º and 320º to 300º conjugate shear sets. Intrusive and volcanic centers are concentrated at structural intersections. The north-south reverse faults border the volcanic rift basin. These structural trends are important to the localization of mineralization at Veladero and at other deposits associated with the belt, including the El Indio, Pascua-Lama and Zancarron deposits.

The El Indio Gold Belt hosts both high and low sulphidation style mineralization over a 55 km strike length, from the Tambo-El Indio mines in the south to the Pascua-Lama project in the north. Epithermal mineralization within this belt is associated with Tertiary structural trends.

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74°W
70°
66°
Chile
Argentina
N
Pacific Ocean
PERU-CHILE TRENCH
Collahuasi (34)
El Abra (36-39)
Chuquicamata (31-34)
24°S
Antofagasta
Puna
Escondida (35)
NAZCA PLATE
El Salvador (41-43)
La Coipa (22-24)
Marte-Lobo (13-14)
Tucumán
Bajo de la Alumbrera (6-7)
28°
Cordillera Frontal
Sierras Pampeanas
La Serena
EL INDIO BELT (6-9.5)
Veladero Project Area
San Juan
32°
Los Pelambres-Pachón (09-10)
125
Mendoza
Santiago
Cordillera Principal
Los Bronces (4.9)
El Teniente (4.7)
200 km
Central Volcanic Zone
Chilean Flat-Slab
Southern Volcanic Zone
72°
68°W
Bolivia
20°S
Pacific Ocean
Nazca Plate
Chile
Juan Fernández Ridge
Argentina
44°
Atlantic Ocean
Antarctic Plate

N
Veladero
Figure 4
Sancarrón
Río del Medio
El Indio
Tambo
Escabroso
Tórtolas
Cordillera de la Brea
Cordillera del Colangüil
30°S
km
Simplified geology
Cerro de Vidrio Formation (Pliocene)
Vallecito Formation (late Miocene)
Vacas Heladas Formation (Middle to late Miocene)
Cerro de las Tórtolas Formation
Escabroso Formation
Tilito Formation
Bocatoma intrusive unit
(late Eocene to Middle Miocene)
Choiyoi Group, Elqui-Limarí Batholith and Colangüil Batholith (Late Paleozoic to Jurassic)
Faults
Reverse faults
Lineaments
Mine
Exploration prospects
International border Chile-Argentina
Major mountains

Figure 7-1

Barrick Gold Corporation

Veladero Mine
Argentina

Regional and Local Geology

March 2014

Source: Charchaflié et al., 2007.

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LOCAL AND PROPERTY GEOLOGY

The Veladero deposit is a hypogene-oxidized, high sulphidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulfide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit forms a broad, disseminated, three kilometre long blanket of mineralization along a N15ºW-striking structural trend. The diatreme-dome complex includes a massive, central, brecciated core of heterolithic, matrix-supported tuffisite that transitions outward through clast-supported breccias into the volcanic country rocks. A bedded tuff unit that represents fragments ejected from the central vent forms a ring that overlies portions of the tuffisite and breccias at the southern end of the deposit. The Veladero deposit comprises three main ore bodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north. The Argenta ore body is a small satellite deposit located approximately five kilometres to the southeast of the Veladero deposit.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at Cuatro Esquinas and Filo Federico, where alteration consists of intense silicification. The Amable ore body is hosted within bedded pyroclastic breccias and tuffs which are affected by silicification and advanced argillic alteration. Much of the Veladero deposit is covered by approximately 40 m of overburden and the overburden in some areas is up to 170 m thick. The colluvium is generally uncemented.

The water table at Veladero is deep, and is below the projected pit bottom elevation. There is also no known significant groundwater within the colluvial cover. The simplified lithology in the deposit area is shown in Figure 7-2.

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Section Looking N72°E
4420
FILO NORTE
FILO FEDERICO
CUATRO ESQUINAS
AMABLE
AMABLE TUNNEL
Au > 0.20 g/t
1,000 m
Plan 4200 level
6,753,000 N
6,752,000 N
6,751,000 N
6,750,000 N
Au > 0.20 g/t
Lithology
Hydrothermal Bxas
Pyroclastic
Porphyry
Felsic tuffs
Mafic tuffs
Colluvium
2,406,000 E
2,407,000 E
2,408,000 E
N
0
250
500
750
1000
Metres

Figure 7-2

Barrick Gold Corporation

Veladero Mine

Argentina

Simplified Lithology Distribution

March 2014 **Source: Modified from Barrick Gold Corp., 2011.**

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ALTERATION

The alteration assemblage is typical of high sulphidation deposits with a silica core grading outward into silica/alunite and then argillic alteration. The gold mineralization is dominantly associated with the silicified core, which is composed of silica, hematite, goethite and jarosite. Minor sulphide mineralization is present at less than one percent concentrations.

There are three main sectors, Amable in the south, Cuatro Esquinas in the centre, and Filo Federico to the north. The more recently discovered Argenta ore body represents a separate satellite sector located approximately five kilometres to the southeast of Amable. A variety of volcanic explosion breccias and tuffs are the principal host rocks at Federico and Cuatro Esquinas where alteration consists of intense silicification. Amable is hosted within bedded pyroclastic breccias and tuffs which are affected by both silicification and advanced argillic alteration. The intense silicification may be vuggy to massive. The surrounding country rocks are normally composed of argillically or propylitically altered intermediate volcanic flows, domes and volcaniclastic sediments.

A late-stage, silica-destructive event produced an intensely steam heated unit, concentrated around the main northwest-striking faults. This unit is highly altered and has very low rock strength.

The simplified alteration distribution in the deposit area is shown in Figure 7-3.

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Section Looking N72°E
FILO NORTE
FILO FEDERICO
CUATRO ESQUINAS
AMABLE
TUNNEL FEDERICO
TUNNEL AMABLE
4400
1,000 m
Au > 0.2 g/t
Alteration
Silicification
Silica-Alunite
Alunite-Silica
Argillic
Steam-Heated
Colluvium
Plan 4200 level
2,406,000 E
2,407,000 E
2,408,000 E
6,753,000 N
6,752,000 N
6,751,000 N
6,750,000 N
N
Au > 0.2 g/t

Figure 7-3

0
250
500
750
1000
Metres

Barrick Gold Corporation

Veladero Mine

Argentina

Simplified Alteration Distribution

March 2014

Source: Modified from Barrick Gold Corp., 2011.

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MINERALIZATION

Precious metals mineralization at Veladero is controlled by stratigraphy, structural trends and elevation. Disseminated gold mineralization forms a 400 m to 700 m wide by three kilometre long tabular blanket localized between the 3,950 m and 4,400 m elevations. Veladero has been separated into three main sectors, Amable in the south, Cuatro Esquinas in the centre and Filo Federico to the north (Figure 7-4). All sectors of the deposit are characterized by the same high sulphidation style of mineralization.

The mineralized envelope encompassing greater than 0.2 g/t Au is oriented along a 345°-trending regional structural corridor. The mineralization is dominantly hosted in the diatreme breccias along the fault-bounded northwest trend. Within this trend, higher grade mineralized shoots, averaging approximately 4 g/t Au but with one metre values up to 100 g/t, with lengths of 300 m to 500 m, form along northeast striking structural trends and are surrounded by a halo of lower grade mineralization ranging between 0.1 g/t Au and 1.0 g/t Au.

A mostly barren zone approximately 300 m long occurs between Amable and Cuatro Esquinas. From Cuatro Esquinas north through Filo Federico, the gold mineralization envelope is continuous. The Veladero ore envelope lacks recognized roots or high-grade feeder conduits at depth, and exhibits no evidence for significant supergene enrichment of metals (Barrick, 2005).

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6,753,000 N
N
FILO FEDERICO
2013YE Surface
6,752,000 N
Reserve Pit Design
CUATRO ESQUINAS
Patricia Fault
Resource Shell
6,751,000 N
g/t Au
0.00 - 0.10
0.10 - 0.20
0.20 - 0.35
0.35 - 0.50
0.50 - 1.00
1.00 - 3.00
3.00 - 5.00
5.00 - 10.00
> 10.00
AMABLE
2,407,000 E
2,408,000 E
2,409,000 E
Backfill
0
200
400
600
800
1000
Metres
March 2014

Figure 7-4

Barrick Gold Corporation

Veladero Mine

Argentina

Gold Mineralization on 4,150 m Bench

Modified After Sanfurgo (2007)

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The approximate deposit dimensions and depths below surface are summarized in Table 7-1.

TABLE 7-1 DEPOSIT DIMENSIONS

Barrick Gold Corporation – Veladero Mine

Ore Body Name		Depth to Top (m)	Approximate Dimensions (m)
			Length	Width	Height
AMABLE	Main Zone	50	620	350	360
	593 Zone	90	350	80	140
	203 Zone	80	600	140	200
	Agostina	Outcrops	180	60	190
CUATRO ESQUINAS		250 - 300	700	430	280
FILO FEDERICO		200	1400	650	400
FILO MARIO		Outcrops	360	210	80
ARGENTA		Outcrops	550	150	90

Gold mineralization can be hosted by any kind of rock at Veladero, including overburden and steam-heat altered lithologies. Principal host rocks are hydrothermal breccias and felsic tuffs at Filo Federico and Cuatro Esquinas, and pyroclastic breccias and felsic to intermediate tuffs at Amable. Main-stage introduction of gold clearly is younger than diatreme eruption, acid leaching, and major stages of silicification and fracturing. It accompanied or closely followed hypogene deposition of iron oxides and jarosite. Principal controls on localization of gold mineralization are structurally-induced open spaces (fracture zones, structural intersections), favourable host rocks, brecciation, alteration, and elevation.

Gold occurs at Veladero as minute native grains disseminated along fracture surfaces, and usually it is associated with silicification and hematite, goethite, or jarosite. Trace gold telluride minerals have been identified petrographically, but are not significant. Gold grains have been found encapsulated by quartz overgrowths, and also by jarosite. Megascopic gold grains up to one millimetre in size have been recovered from a number of drill holes, but most Veladero gold is less than 50 microns in size. Metallographic studies indicate that the gold contains some silver and that the overall gold purity or millesimal fineness is approximately 800 to 900.

Amable and Cuatro Esquinas contain zones in which gold has been found disseminated and encapsulated within silica or remnant sulphides at grain sizes of 5 microns or less. Contrastingly, the gold mineralization in Filo Federico and Filo Mario consists mainly of gold grains located primarily on particle surfaces or fracture planes, possibly suggesting gold emplacement in two separate events (SNCL, 2002).

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Silver values are consistently anomalous at Veladero. The principal silver-bearing mineral is acanthite (silver sulfide). In addition, grains of native silver, silver chloride, and a silver-bearing telluride have been identified in thin sections. Within the ore zone, silver and gold exhibit different distributions: some silver mineralization correlates with gold (Ag:Au ratios generally less 20:1); some silver has no associated gold; and some gold has little to no associated silver. These observations of silver and gold distributions suggest multiple events of precious metals mineralization (Barrick, 2005).

Silver is present as sub five micron size mineralization most typically as silver sulfide, silver chloride (cerargyrite), and native silver with all forms present with varying levels of silica encapsulation.

Goethite, hematite, and jarosite are the dominant gangue minerals in the Veladero ore bodies, occurring as earthy to crystalline fracture coatings, vug linings, breccia matrices, and disseminations. Jarosite is more abundant in the Amable sector, while hematite and goethite predominate at Filo Federico.

Sulphide mineralization within the deposit is negligible, with overall abundances of less than one percent. Pyrite is the most common sulphide mineral, and locally may reach three percent. Where present, it occurs as fine disseminations encapsulated by or intergrown with quartz, and is not known to be associated with gold. Other metallic sulphides identified in thin sections are chalcopyrite, sphalerite, bornite, pyrrhotite, arsenopyrite, cinnabar, and molybdenite; all are volumetrically insignificant.

Trace element analytical results are available from five metre downhole sample composites from 109 drill holes distributed across the Amable, Cuatro Esquinas, and Filo Federico sectors (Table 7-2). Of the nine elements analyzed, mercury is the most anomalous, followed by arsenic. Trace element geochemistry shows broad, strongly anomalous concentrations of arsenic, antimony, bismuth and lead in the Amable sector. Mercury is anomalous throughout the property, with highest concentrations at Filo Federico, where mercury exceeds 10 ppm over broad areas. In this sector mercury shows a strong correlation with a strongly silicified felsic tuff unit (Barrick, 2005).

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TABLE 7-2 TRACE ELEMENT GEOCHEMISTRY RESULTS

Barrick Gold Corporation – Veladero Mine

	As (ppm)	Bi (ppm)	Cu (ppm)	Hg (ppm)	Mn (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Zn (ppm)
Mean	216.2	18.72	19.85	8.43	71.53	12.2	152.21	25.83	14.36
Median	71	4.6	13	1.92	51	10	62	7.7	7
Std Dev	687.56	80.54	66.26	58.31	208.76	9.85	302.52	82.07	37.65
Range	9,999.5	1,999.9	3,850.5	3,801.99	6,594	270.5	9,999	1,999.9	959.5
Minimum	0.5	0.1	0.5	0.01	2	0.5	1	0.1	0.5
Maximum	10,000	2,000	3,851	3,802	6,596	271	10,000	2,000	960

From Barrick (2005)

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8 DEPOSIT TYPES

The Veladero deposit is a high sulphidation epithermal gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulphide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation (Barrick, 2005).

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9 EXPLORATION

The major exploration programs took place prior to the completion of the Feasibility Study in 2002. The original drilling program targeted structural intersections with surface geochemical anomalies (involving rock chip, soil, and screened talus sampling) that were coincident with Controlled-Source-Audio-Frequency-Magneto-Telluric (CSAMT) resistivity highs and magnetic lows. Since 2002, additional exploration and infill drilling has been completed. More drilling is planned to explore some gaps that still remain on the mining concessions. The historical drilling from 1995 to 2013 is discussed under Section 10 Drilling.

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10 DRILLING

The resource model is based on data available up to February 2013. This includes 1,279 drill holes totalling 329,213 m and 490 underground chip-face and wall traverse samples totalling 4,145 m (Table 10-1). Over 95% of the drilling and chip samples summarized in Table 10-1 have gold and silver assays available. A drill hole plan is provided in Figure 10-1. Examples of drill cross sections are provided in Section 14.

Over 80% of the drilling was by reverse circulation (RC) and the balance was diamond drill holes (DDH). Approximately 28 DDHs totalling 5,675 m were drilled from an underground exploration drift in 2002 and 2003. Most of the surface diamond drill holes and RC holes were drilled at steeply inclined orientations toward the west or the southeast.

RC holes were drilled using 5 1⁄4 in. to 6 in. tricone bits, and all diamond drill holes were collared using HQ, HQ2, or HQ3 size tools. Some core holes were reduced to NQ diameter when conditions warranted. Many of the deeper diamond drill holes incorporated RC pre-collars, especially in areas of thick overburden. Hole lengths ranged from 20 m to 601 m. The abundance of intense silicification and fractured/brecciated ground at Veladero resulted in slow drilling progress, low bit life, and high per-metre drill costs. Core drilling averaged only 17 m advance per 24-hour day, and RC progress averaged approximately 52 m per day.

Drill hole spacing varies across the deposit. In the central portions of the Amable and Filo Federico pits average drill hole spacing is in the range of 35 m to 40 m, increasing outwards to 50 m to 90 m spacing, and increasing to approximately 100 m to 120 m spacing toward the peripheries of the orebodies. Condemnation holes outside mineralized areas are drilled on approximately 400 m centres to sterilize waste dump areas and other infrastructure sites.

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TABLE 10-1 HISTORICAL DRILLING SUMMARY

Barrick Gold Corporation – Veladero Mine

Year	Type	Count	Total Metres
1996	RC	40	4,218
1997	RC	16	2,259
1998	RC	48	14,708
	DDH	13	3,110
1999	RC	116	32,976
	DDH	17	4,882
	RC-DDH	41	15,789
2000	RC	358	97,036
	DDH	32	8,802
	RC-DDH	6	1,714
2001	RC	119	44,834
	DDH	9	3,174
2001/2002	Tunnel Faces	490	4,195
2002	RC	72	14,932
	RC_G	27	482
	RC_W	26	509
	SDH	19	3,908
2003	RC	10	1,605
	SDH	9	1,767
2004	RC	24	8,007
2005	RC	22	5,136
2006	RC	37	9,298
2007	RC	65	8,224
2008	RC	32	7,217
	DDH	4	960
2009	RC	13	4,218
	DDH	3	960
2010	RC	30	6,145
	DDH	7	2,323
2011	RC	20	6,763
2012	RC	23	6,528
2013	RC	18	5,287
	DDH	3	1,443

Summary
Total RC		1,063	279,390
Total DDH		88	25,654
Total RC-DDH		47	17,503
Total RC_G/RC_W		53	991
Total SDH		28	5675
Total Tunnel		490	4,195

Grand Total		1,769	333,408

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N
405,000 E
406,000 E
407,000 E
408,000 E
6,753,000 N
6,752,000 N
6,751,000 N
6,750,000 N
Filo Norte
Filo Mario
Filo Federico
Cuatro Esquinas
203
Agostina
Amable
Amable Este
Agostina Sur
0 200 400 600 800 1000
Metres
Legend:
Drill Hole
Sub Zone Boundary
Block Model Area

Figure 10-1

Barrick Gold Corporation

Veladero Mine
Argentina

Drill Plan

March 2014

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CORE AND RC RECOVERY

Core recovery historically averages 81% and approximately 60% of the samples have core recoveries exceeding 80%. RC recovery historically averages 70% and only approximately 35% of the samples have recoveries exceeding 80%. The core and RC recovery rates are not very good but can be attributed to the large volumes of fractured, brecciated, and broken rock that hosts the mineralization at Veladero.

POSSIBLE DRILL HOLE SAMPLING BIASES

Over approximately 80% of the drill hole sampling is from RC holes. A study that compared RC grades and diamond drill hole grades found that, in general, the core samples had lower grades than adjacent RC samples (Resource Evaluation Inc., 2003). The discrepancy was attributed to the ability of the significantly larger RC samples to recover more of the fine size fraction, which contains most of the gold, than core samples, particularly in highly fractured and vuggy material, which tends to host the higher gold grades.

Sanfurgo (2004) found that the RC gold and silver grades decreased at lower RC sample recoveries at Amable and to a lesser degree at Filo Federico. Screen tests have found that most of the gold is contained in the fine fractions and that there is a direct relationship between gold grades and fracture intensity. The results suggested that the RC gold and silver grades might be understated at Amable and Filo Federico.

RPA concludes that there is a possibility that both the core and RC gold and silver grades may be biased low, however, RPA previously found that no significant sampling biases were evident based on the production reconciliation results for the first nine months of 2011. The significantly positive production reconciliation results for 2013 have been attributed mostly to new high grade mineralized structures defined by the blast holes that were generally not intersected in the exploration drill holes. This sampling bias may also play a contributing role.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

Samples from the initial 56 RC holes (6,734 m of drilling) were collected on two metre or longer intervals. All subsequent RC drilling was sampled on one metre intervals. Most of the RC samples were drilled dry. Wet sampling was conducted only when groundwater was encountered or when water injection was necessary to avoid sticking the rods. A double cyclone system was used to capture as many fines as possible from RC holes. The exhaust from the first cyclone circulated to a second cyclone to collect the fines, which were then included with all chips recovered from the sample run.

Drill core was sampled on nominal one metre intervals, depending on geologic conditions. The maximum length for individual samples from drill core is two metres. Core was cut in half using a water-cooled diamond saw; half was bagged and submitted for assay, and half was retained for reference or for metallurgical sampling.

The 509 m long Amable decline and the 638 m long Filo Federico decline generated 5,150 m of chip samples from the workings, mostly from one metre long horizontal cuts from each rib and face, taken with a pneumatic chipping hammer. Muck piles from every round of decline advance were grab-sampled, generating 7,181 individual samples. The muck samples were not used for the resource estimate.

Blast hole samples are taken with a shovel from channels cut on both sides of the blast hole cuttings pile after the over-drill material is scraped off. Approximately 12 kg of blast hole material is sent to the mine laboratory. The drills do not have skirts but loss of fines during strong winds is not a significant issue because the drills use some water, which holds the cuttings together in a semi-frozen state. The blast hole data are not used for the resource model, except to periodically update the gold grade envelope and geology wireframes.

RPA is of the opinion that the core, RC, underground chip, and blast hole sampling procedures at Veladero are reasonable.

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SAMPLE PREPARATION, ANALYSES AND SECURITY

Prior to January 2000, drill sample preparation and assaying was performed by Centro de Investigacion Minera y Metalurgica (CIMM), an independent commercial laboratory based in Santiago, Chile. The entire RC drill sample was collected and split at the drill site to an 8 kg to 10 kg sub-sample, which was delivered to a portable preparation facility at the Veladero camp. Samples were dried at 50°C, jaw-crushed to approximately 5 mm, then roll-crushed to -10 mesh. RC sample rejects are stored at Veladero. The portable facility could not consistently meet the preparation protocol of 100% -2 mm so it was discontinued after the first 3,175 drill samples. All subsequent samples were sent to CIMM’s preparation facility in San Juan. At this location the 8 kg to 10 kg RC samples were crushed to 100% passing -2 mm and split to 1.0 kg, then pulverized in a single-pass LM-2 ring and puck mill to 95% -150 mesh. Pulps were then split to 250 g and sent to CIMM’s laboratory for assay. The 750 g pulp reject was returned to MAGSA for storage.

Beginning in January 2000 Bondar-Clegg in Coquimbo, Chile (and its successor company, ALS Chemex) was contracted as the primary laboratory to replace CIMM, and subsequent RC, core, and rock chip samples were prepared at an on-site facility. The entire RC sample interval (or half core for diamond drill hole samples) was delivered to the preparation laboratory for weighing, drying at 60°C, and splitting to 8 kg to 10 kg representing approximately 25% of original RC sample weights. The coarse rejects were stored at Veladero, and the 25% splits were Rhino-crushed to 90% -10 mesh, then split again to obtain a 1.0 kg sample. This sample was sent to Mendoza for oven-drying at 60°C, followed by pulverizing to 95% -150 mesh, and riffle-splitting to a 250 g pulp for assay. In 2010, Acme Analytical Laboratories S.A. (Acme) in Santiago, Chile, was selected as the primary assay laboratory. Since 2012, SGS has prepared samples at its on-site sample preparation facility and the samples have been analyzed at the SGS laboratory in San Juan.

The drill core, field duplicates, and reject material are stored at very well organized and secure locations on site and in San Juan. The 250 g pulps are placed in small plastic screw-top containers and stored in 45 gal drums.

Veladero’s standard assay protocol for drill samples and rock chips involves initial assaying for gold by fire assay fusion of a 50 g pulp and analysis by atomic absorption (AA). Results are reported in ppm, with a lower detection limit of 0.005 ppm Au. For silver, 4-acid (“total”) digestion of a 1 g pulp is accomplished, followed by AA analysis. Results are reported in ppm, with a lower detection limit of 0.10 ppm Ag.

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Any samples reporting initial results greater than 3 ppm Au or 50 ppm Ag are re-analyzed for the overlimit element using 50 g fire assay fusion and a gravimetric finish. The detection limits for gravimetric fire assays are 0.1 ppm for gold and 0.35 ppm for silver.

Ten-element geochemical analyses are made of composited drill samples, with 10 g of sample pulp composited from each of five one-metre drill samples. The pulp composite is homogenized and then analyzed for Cu, Pb, Zn, Cd, Mn, and Mo by ICP methods. Mercury is determined by cold-vapor analysis, and As, Bi, and Sb are determined by hydride generation.

Through 2003, drill samples grading greater than 0.4 ppm Au had six-hour cyanide solubility shake tests for gold and silver performed on a 20 g split of the sample pulp.

Analytical results are received from the laboratory in an electronic format and are entered directly into the acQuire database without external manipulations.

CIMM, acquired by SGS in 2012, and Bondar-Clegg (ALS Chemex) have been the project’s principal analytical laboratories. Miscellaneous analytical work and check assays on drill samples have been performed by other laboratories including Alex Stewart, ALS Chemex/Geolab, Geoanalítica, Lakefield, McClelland, and Verilab. Since 2012, the samples have been analyzed at the SGS laboratory in San Juan. SGS and ALS are very large international companies with accredited laboratories worldwide.

Rock chip and drill samples are delivered by MAGSA personnel to the on-site sample preparation facilities where SGS assumes sample custody.

The blast hole samples are prepared and assayed at the Veladero mine laboratory, which is a clean, modern, and well-equipped laboratory with a Laboratory Information Management System (LIMS) and good internal QA/QC and reporting procedures. The blast hole samples are crushed to 90% -10 mesh and pulverized to 95% -200 mesh. The samples are analyzed for gold by fire assay fusion of a 40 g pulp and analysis by AA. For silver, four-acid (“total”) digestion of a 1 g pulp is accomplished, followed by AA analysis. Any samples reporting initial results greater than 4 ppm Au or 100 ppm Ag are re-analyzed for the overlimit element using a gravimetric finish.

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RPA is of the opinion that the sample preparation, analytical protocols, and security measures are very good and exceed industry standard practice.

QUALITY ASSURANCE AND QUALITY CONTROL

Veladero’s quality control (QC) and quality assurance (QA) procedures were designed in 1998 by consultant Dr. Barry Smee, and utilizes field blanks to monitor contamination; pulp standards to monitor accuracy; plus field duplicates, preparation duplicates and pulp duplicates to monitor precision. Quality control samples are included with sample submittals from RC chips, drill core, and underground chip sampling.

Blanks consist of crushed barren material, and are inserted every fortieth sample. If assay results for a blank sample show anomalous gold or silver, the lab re-assays all samples for the batch containing that blank. One in 30 samples is a duplicate, which is inserted at varied frequency so that it is blind to the laboratory. If duplicate results do not agree within acceptable limits (usually ±20%), all samples in that batch are re-run.

Six internal reference standard pulps prepared from Veladero material cover a range of grades and are used to monitor laboratory accuracy. As with duplicates, if the laboratory’s result for a standard falls outside of established control limits, all samples from that batch are re-assayed. Standard pulps are submitted at a frequency of one in every 30 samples.

One in every twenty crushed samples are checked for granulometry to assure 90% passing 10 mesh, and one in 20 pulps are also is checked to meet the standard of 95% passing 150 mesh.

Ten percent of all samples analyzed at the primary laboratory (Bondar-Clegg/ALS Chemex) are re-assayed at a second laboratory during or following a drill campaign, as an independent check on accuracy of the primary laboratory.

In 2006, Barrick began implementation of standardized QA/QC procedures worldwide for exploration and production samples, which included the regular insertion of in-house

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standards, blanks, field duplicates, reject duplicates, and pulp replicates. Target insertion rates are approximately five percent for standards, two percent for blanks, and five percent for a combination of field, reject, and pulp duplicates. In addition, approximately five percent of the pulps are sent to external laboratories and sieve tests are also carried out on a regular basis. The current insertion rates at Veladero for exploration samples are approximately four percent each for standards, blanks, and duplicates, and five percent for external check assays. The current insertion rate for blast hole samples is one standard, one blank, and two duplicates (field, reject, and pulp) in each batch of 30 samples.

A detailed quality control report is prepared at least annually, or after each major sampling program is completed. This report includes control charts and discussions of QC results for the current reporting period.

Barry Smee completed annual QA/QC audits of Veladero’s sampling and assaying from 1998 through 2002. During 2003 the Veladero database was reviewed in conjunction with resource and reserve audits completed by Resource Evaluation Inc. and by Micon International Ltd., respectively.

The overall sampling and analytical precision for the exploration samples is approximately 10% at the 0.5 g/t Au concentration (Smee, 2001 and 2002). This is very good for a gold deposit and suggests that most of the gold is very fine grained and homogeneously distributed. The standards and external check assay data reveal no significant analytical biases for the resource related samples.

The Veladero mine laboratory has been in operation since November 2004. All of the blast hole samples are assayed at the mine laboratory, which has its own QA/QC program. A review of the laboratory by Lynda Bloom of Analytical Solutions Ltd. (ASL) in June 2005 found that it was a well-designed facility with sample preparation, analytical and QC procedures properly implemented (ASL, 2005). Procedures were well-documented and were standard industry practice for gold analyses. The highlights of the laboratory review included:

1.	A LIMS that provides state-of-the-art information control.

2.	Bar-coding for samples to improve tracking and minimize sample mix-ups.

3.	A strong emphasis on assay QC.

4.	The laboratory scored 93% on the ASL laboratory audit form, which is a favourable high score.

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ASL reviewed the mine laboratory again in December 2006. Accuracy, precision, and other minor problems with the mine laboratory were recognized by Barrick personnel in 2006 and confirmed by Harwardt (2006) and ASL (2006). Barrick implemented a number of procedural changes in 2006 and the mine laboratory assays generally improved in 2007.

The QA/QC protocols and results were also reviewed by Scott Wilson RPA in 2007 (Scott Wilson RPA, 2008). The mine laboratory internal reference standard results provided to Scott Wilson RPA for 2007 indicated that the mine laboratory gold assays were accurate and generally unbiased. The acQuire database manager produces monthly and quarterly QA/QC reports. A quick visual review of the mine laboratory control charts in 2011 and 2014 by RPA revealed no significant problems.

RPA is of the opinion that the QA/QC practices at Veladero for exploration and production samples are acceptable and exceed industry standards.

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12 DATA VERIFICATION

The Veladero resource database is regularly validated by MAGSA staff using data validation modules of Vulcan and Gemcom software programs to identify any inconsistencies or logical errors in the data. Mine staff also visually check the drill hole data on-screen on a regular basis. Outside auditors perform spot checks on the electronic database, sample submittal documents, QA/QC records, signed analytical certificates, drill logs, and other geologic records to identify errors, inconsistencies, or statistical anomalies.

As part of his annual audits of the Veladero sampling and QA/QC program, Dr. Barry Smee performed a spot check of data in the electronic database and the signed analytical certificates, and failed to find any discrepancies. He also checked sample tag numbers in the original sample books and found good correlation with sample numbers listed in the electronic database.

Smee (2001) states that a random selection of 18 Bondar Clegg assay certificates representing approximately 1,000 samples, or 1.5%, of the total 2000 and 2001 samples were compared to the master database values. No differences or errors were noticed between the two data sets.

During the 2003 resource audit, Resource Evaluation Inc. (REI) checked 5% of the Veladero assay intervals, comparing assay certificates with the electronic database, and found an error incidence of less than 0.5%, which is acceptable. REI did find an overall truncation of the third decimal place reported on some gold assays in the electronic database; this introduced a very slight degree of conservatism, less than one percent, into the raw assay data. This problem was related to incorrect export-import settings and not the master database. This problem was corrected and the entire database was re-checked according to Barrick (2005), specifically seeking any other errors in data formatting. No additional problems were found.

In 2007, RPA checked the electronic copies of the drill logs, assay certificates, and downhole survey data for holes DDH073 and RC628 drilled in 2005, RC660 drilled in 2006, and RC738 drilled in 2007 with the master database, and found essentially no errors. Only one minor data entry number reversal, related to the second and third decimals of the northing

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coordinate for hole DDH073, was found. RPA also used a number of Access queries, the Gemcom database validation routine, and visual checks and found essentially no database validation problems, which is remarkable considering the database size.

The blast holes have been in AcQuire since 2004. In July 2011, the exploration data was migrated to AcQuire. An electronic comparison confirmed no differences with the previous master database in MS Access. In addition, all of the collar coordinates for holes drilled since 2005 were verified by the mine surveyor (Vildozo, 2011) and the assays in 32 drill holes drilled from 1995 to 2004 were checked against the assay certificates and no errors were found (Berbe, 2011).

RPA is of the opinion that the drill hole database is acceptable to support resource and reserve estimation work.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTWORK

The original metallurgical testing to support the feasibility study was completed by McClelland Labs Inc. (MLI) in Reno, Nevada USA. Bottle roll tests, column leach tests, and agitated leach tests were performed in order to select the process to be used at Veladero and estimate operating costs and metal recovery.

During operation of the Veladero mine, frequent samples have been taken of ore being placed on the leach pad and tested to confirm that the recovery has not changed over time. Bottle roll tests are conducted for 96 hours and column tests run for 30 days. Over time, the tests have been shown to show excellent correlations with the recovery curves from the 90 day leach cycle on the heap leach pad. Metallurgical characteristics vary with gold grade, ore type, and whether the ore is crushed or run-of-mine (ROM). The Type 2 ore is associated with argentojarosite, which basically encapsulates free gold. Consequently, recovery is lower for Type 2 ore. The recovery equations used at Veladero are summarized in Table 13-1. The only change that has been made over the nine years the mine has been operating is to the Type 1 ore from both Filo Federico and Amable in the gold grade range from 0.5 g/t to 1.0 g/t.

The metallurgical domains are shown in Section 14, Figure 14-5.

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TABLE 13-1 AVERAGE GOLD RECOVERY FORMULAE

Barrick Gold Corporation – Veladero Mine

Ore Type	Au Grade (g/t)	Recovery Formula (%)
Federico Filo Type 1 (crushed)	Au ≤ 0.3	60
	0.3 ≤ 0.5	38.4 * Au(g/t) + 55
	0.5 ≤ 1.6	2.4 * Au(g/t) + 77
	1.6 ≤ 2.0	10.0 * Au(g/t) + 65
	2.0 ≤ Au < 3.0	2.0 * Au(g/t) + 81
	3.0 ≤ Au	87
Federico Filo Type 2 (crushed)	Au ≤ 0.5	40
	0.5 ≤ Au < 1.0	4.0 * Au(g/t) + 38
	1.0 ≤ Au < 3.0	14 * Au(g/t) + 28
	3.0 ≤ Au	70
Amable Type 1 (crushed)	Au ≤ 0.3	58
	0.3 ≤ Au < 0.5	20.0 * Au(g/t) + 52
	0.5 ≤ Au < 1.0	16.0 * Au(g/t) + 54
	1.0 ≤ Au < 2.0	10.0 * Au(g/t) + 60
	2.0 ≤ Au	80%
Amable Type 2 (crushed)	Au ≤ 0.5	40
	0.5 ≤ Au < 1.0	4.0 * Au(g/t) + 38
	1.0 ≤ Au < 2.0	14.0 * Au(g/t) + 28
	2.0 ≤ Au	56
Federico Filo Type 1 (ROM)		60
Federico Filo Type 2, Amable Type 1 and Type 2		60% of estimated crushed ore recovery

Silver recovery is estimated to be 6.5% for Filo Federico Type 1 and Type 2 ores and 9.0% for Amable Type 1 and Type 2 ores.

RPA evaluated production for 2012 and 2013. A summary of the evaluation is provided in Table 13-2.

Production in 2012 and 2013 was below budget, while gold and silver grades were above budget.

Gold production was below budget in 2012, but above in 2013. Silver production was above budget in both 2012 and 2013.

Leach Pad gold inventory has increased from 2012 to 2013, from 177,319 ounces to 230,935 ounces.

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Mercury production was lower in 2013 compared to 2012. Mercury sales were curtailed in early 2013, requiring onsite storage for the foreseeable future.

RPA is not aware of any processing factors or deleterious elements that have a significant impact on gold extraction.

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TABLE 13-2 EVALUATION OF PRODUCTION

Barrick Gold Corporation – Veladero Mine

	2012			2013
	Actual	Budget	Variance	Actual	Budget	Variance
Crushing Plant and Leach Pad
Crushed Ore (dmt)	25,979,506	33,604,186	-22.69%	26,768,425	31,674,639	-15.49%
Crushed Ore Au grade (g/t)	1.14	0.93	23.44%	0.98	0.72	37.14%
Crushed Ore Ag grade (g/t)	21.53	17.23	25.01%	14.26	11.55	23.47%
Run of mine (dmt)	1,715,382	2,598,114	-33.98%	2,317,912	3,049,767	-24.00%
Run of mine Au grade (g/t)	0.46	0.21	119.88%	0.39	0.22	75.98%
Run of mine Ag grade (g/t)	5.09	3.85	32.28%	5.37	4.10	31.14%
Total Placed (dmt)	27,694,888	36,202,300	-23.50%	29,086,338	34,724,407	-16.24%
Placed contained Au grade (g/t)	1.10	0.87	25.85%	0.94	0.68	38.57%
Placed contained Ag grade (g/t)	20.52	16.27	26.13%	13.55	18.94	-28.43%
Placed contained Au (oz)	979,935	1,017,859	-3.73%	876,133	754,953	16.05%
Placed Recoverable Au (oz)	704,977	736,267	-4.25%	671,344	563,716	19.09%
Placed contained Ag (oz)	18,267,074	18,931,367	-3.51%	12,675,229	12,216,784	3.75%
Merrill Crowe Plant
Feed Volume (m3)	24,355,927	23,854,956	2.10%	20,962,562	25,662,110	-18.31%
Pregnant Solution Au Grade	0.95	1.08	-12.57%	1.33	0.73	81.94%
Barren Solution Au Grade	0.02	0.02	6.36%	0.029	0.02	46.58%
Refinery
Monthly Total Production Au (oz)	766,454	814,092	-5.85%	640,697	587,262	9.10%
Monthly Total Production Ag (oz)	2,355,294	1,709,410	37.78%	2,466,064	1,526,927	61.51%
Leach Pad Inventory
Au (oz)	177,319			230,935
Recovery
Gold	74.43%			72.32%
Silver	10.70%			13.68%
Mercury
Production(kg)	100,182			55,125
Sales(kg)	112,688			0

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

Table 14-1 summarizes open pit Mineral Resources exclusive of Mineral Reserves as of December 31, 2013, based on a US$1,500/oz gold price. The EOY2013 Measured and Indicated Mineral Resources total 164.4 million tonnes averaging 0.68 g/t Au and 12.8 g/t Ag and contain 3.6 million ounces of gold and 67.9 million ounces of silver. In addition, the EOY2013 Inferred Mineral Resources total 27.9 million tonnes averaging 0.30 g/t Au and 12.9 g/t Ag and contain 269,000 ounces of gold and 11.6 million ounces of silver.

TABLE 14-1 MINERAL RESOURCES – DECEMBER 31, 2013

Barrick Gold Corporation – Veladero Mine

Category	Tonnes (million)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Measured	7.6	0.60	9.9	0.147	2.4
Indicated	156.8	0.68	13.0	3.441	65.5

Total Measured and Indicated	164.4	0.68	12.8	3.587	67.9

Inferred	27.9	0.30	12.9	0.269	11.6

Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated using an average gold price of US$1,500 per ounce.

3.	Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 0.20 g/t Au to 0.48 g/t Au.

4.	Mineral Resources are exclusive of Mineral Reserves.

5.	Numbers may not add due to rounding.

Silver recoveries are very low at Veladero, so silver is not considered for the resource and reserve cut-off grades. The cut-off grade estimates vary by material type and pit. There are essentially no reserves and resources remaining at Amable and Argenta. Most of the remaining resources are from Filo Federico Type 1 material. The ROM material is blasted material that is trucked directly to the valley-fill heap leach pad (VLF) and the Crush material passes through the two stage crushing circuit first.

The resource estimate gold cut-off grades are 0.200 g/t for Type 1 ROM material from Filo Federico, 0.328 g/t for Type 1 Crush material from Amable, 0.480 g/t for Type 2 Crush material from Filo Federico and Amable.

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The resource model was prepared in March and April 2013, using all of the drill holes available up to February 2013, by Barrick Resource Geologist Lucas Berbé under the supervision of Barrick Technical Services Manager, Reserves and Resources Cristian Monroy. Barrick Technical Services Senior Resource Geologist Cristobal Valenzuela used Leapfrog to update the lithology and alteration wireframes. The resource estimation work is well documented in Monroy and Berbé (2013).

RPA’s review of the resource model applies not just to the Mineral Resources listed in Table 14-1, but also to the Mineral Resources that were converted to Mineral Reserves.

RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the resource model is reasonable and acceptable to support the EOY2013 Mineral Resource and Mineral Reserve estimates.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other modifying factors that could materially affect the Mineral Resource and Mineral Reserve estimates.

GEOLOGICAL MODELS

The Veladero geology department has developed a very good understanding of the Veladero geology. Geological models were constructed to provide geologic control for grade estimation and to provide parameters for mine planning. Geology models for lithology, alteration and structural sub-zones were built using Leapfrog software. The main faults have also been modelled for the current resource and a detailed 3D structural model has recently been completed and will be incorporated into the 2014 resource model. Interpretations were made by mine geology personnel on 50 m cross sections looking east-west for the lithology model and on 25 m cross sections looking east-west for the alteration model. Lines and control points based on the exploration drill holes, blast holes, and pit mapping were used in Leapfrog to create 3D geological wireframes.

The wireframes built for the main lithological, alteration and sub-zones are listed in Tables 14-2, 14-3, and 14-4, respectively. These wireframes were used to assign codes to the block model.

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TABLE 14-2 LITHOLOGY CODES

Barrick Gold Corporation – Veladero Mine

Code	Description
1	Stratified Pyroclastic Rocks and Epiclastic Sediments (B1)
2	Non-stratified Heterolithic Phreatomagmatic Intrusion Breccias (B2)
3	Felsic Crystal - Lithic Tuffs (Dacites-Rhyolites) (FCLT)
4	Feldspar Porphyry Intrusions and Domes (FP)
5	Mafic Crystal - Lithic Tuffs (MCLT)
6	Fine-grained Equigranular Diorite (DIF)
7	No Code
8	Colluvium (Co)

TABLE 14-3 ALTERATION CODES

Barrick Gold Corporation – Veladero Mine

Code	Description
1	Silica (Si)
2	Silica-alunite (QAL)
3	Alunite-silica (ALQ)
4	Quartz-illite (QILL)
5	Argillite (Arg)
6	Propylitic (PP)
7	Steam Heat (StHt)
8	Colluvium (Co)
9	Vuggy silica (SR)

TABLE 14-4 SUB-ZONE CODES

Barrick Gold Corporation – Veladero Mine

Code	Description
1	Filo Norte (FN)
2	Filo Mario (FM)
3	Filo Federico (FF)
4	Cuatro Esquinas (CE)
5	593
6	Amable (AM)
7	Este (E)
8	Agostina Sur (AS)
9	Agostina (AG)
10	Amable Este (AME)

Veladero has two main zones; Filo Federico (sub-zones 1, 2, 3, and 4) and Amable (5, 6, 7, 8, 9, and 10) The lithological, alteration, and sub-zone models are shown in Figures 14-1, 14-2, and 14-3, respectively.

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N
6,753,000 N
6,752,000 N
6,751,000 N
6,750,000 N
6,749,000 N
2,406,000E
2,407,000E
2,408,000E
2,409,000E
Co
Co
FCLT
B2
FP
FCLT
FCLT
Co
B1
MCLT
FCLT
MCLT
Co
FCLT
0 200 400 600 800 1000
Metres
Lithology:
B1 Stratified Pyroclastic Rocks and Epiclastic Sediments
B2 Non-stratified Heterolithic Phreatomagmatic Intrusion Breccias
FCLT Felsic Crystal - Lithic Tuffs (Dacite-Rhyolites)
FP Feldspar Porphyry Intrusions and Domes
MCLT Mafic Crystal - Lithic Tuffs
Fine-grained Equigranular Diorite
Co Colluvium
March 2014

Figure 14-1

Barrick Gold Corporation

Veladero Mine
Argentina

Lithological Domains

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6,753,000 N
6,751,000 N
6,750,000 N
6,749,000 N
2,406,000E
2,407,000E
2,408,000E
2,409,000E
N
StH
Si
QAL
ALQ
Arg
PP
0 200 400 600 800 1000
Metres
Alteration:
Si Silica
QAL Silica-alunite
ALQ Alunite-silica
QILL Quartz-illite
Arg Argillite
PP Propylitic
StHt Steam Heat
March 2014

Figure 14-2

Barrick Gold Corporation

Veladero Mine
Argentina

Alteration Domains

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Filo Norte
Filo Mario
Filo Federico
Cuatro Esquinas
203
Este
Agostina
Amable
Amable Este
Agostina Sur
6,754,000 N
6,753,000 N
6,752,000 N
6,751,000 N
6,749,000 N
2,405,000E
2,406,000E
2,407,000E
2,408,000E
2,409,000E
2,410,000E
N
0 250 500 750 1000
Metres

Figure 14-3

Barrick Gold Corporation

Veladero Mine
Argentina

Sub-Zone Domains

March 2014

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GEOLOGICAL DOMAINS

The main mineralization controls are the alteration and sub-zone domains. The mineralization typically cross-cuts the interpreted lithological boundaries, except for colluvium and steam heat. The steam heat lithology is mostly a barren post-mineralization alteration overprint. The base of the colluvium is mostly barren, however, it can host some mineralized fragments that are of economic interest locally.

The alteration codes are grouped into four simplified alteration domains which are listed below:

1.	Silicification-Advanced Argillic Domain (Alteration codes 1 to 3, and 9)

2.	Argillic Propylitic Domain (Alteration codes 4 to 6)

3.	Steam Heat (Alteration code 7)

4.	Colluvium (Lithology code 8)

The distinction between silica-alunite and alunite-silica alteration has no impact on grade interpolation, but has a significant impact on pit slope angles.

In order of decreasing importance, silicification, quartz-alunite, and alunite-quartz are the key alteration types associated with the mineralization. Based on the drill hole database alteration codes, approximately 75% of the total metres drilled are situated in the Silicification-Advanced Argillic Domain, approximately 4% are situated in the Argillic Propylitic Domain, approximately 1% are located in the Steam Heat Domain, 7% are in colluvium and approximately 14% have no alteration codes available.

GRADE DOMAINS

The drill hole and blast hole data are used to build 3D envelopes at 0.2 g/t Au and 25 g/t Ag from five metre bench contours. A separate lower grade indicator envelope was created based on blocks with a greater than 50% probability of grading over 0.1 g/t Au because the lowest cut-off grade in the past was lower than the 0.2 g/t Au envelope. The indicator was used to expand the 0.2 g/t Au envelope along strike and down dip. This results in three grade domains (Figure 14-4) and they were used to assign codes to the block model (Table 14-5).

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TABLE 14-5 GRADE DOMAIN CODES

Barrick Gold Corporation – Veladero Mine

Code	Description
0	Low (<0.1 g/t Au)
1	Medium (0.1 to 0.2 g/t Au)
2	High (>0.2 g/t Au)

The High Grade Domain is treated as a hard boundary whereby only composites located in it are used to interpolate blocks situated in it. The Medium Grade Domain and Low Grade Domain are soft boundaries so composites from all three grade domains can target blocks in these domains, however, all composites are capped to 0.3 g/t Au before interpolating blocks in these domains.

Although this will not have a significant effect on the resource model, RPA concurs with Barrick’s plans to replace the 0.1 g/t indicator shell with one built using Leapfrog in the future.

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6,753,000 N
2,407,000 E
2,406,000 E
2,408,000 E
N
Reserve Pit
Federico
Zone
6,752,000 N
Topography
6,751,000 N
Amable
Zone
0
200
400
600
800
Metres
Reserve Pit
6,750,000 N
Figure 14-4
Barrick Gold Corporation
Veladero Mine
Argentina
Grade Domain (Level 4200)
Grade Domains:
Low (<0.1 g/t Au)
Medium (0.1 to 0.2 g/t Au)
High (>0.2 g/t Au)
March 2014

Barrick Gold Corporation – Veladero Mine, Project #2254 Technical Report NI 43-101 – March 27, 2014	Page 14-9

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METALLURGICAL DOMAINS

The metallurgical recoveries model was updated in November 2008. It is based on bottle roll tests realized by LMI laboratory and internal tests at Veladero for Filo Federico Type 1 material. All other metallurgical types maintain the 2002 metallurgical recovery model. Metallurgical recoveries vary with gold grade and metallurgical type (Section 13, Table 13-1). Silver recovery is very low and estimated to be 6.5% for Filo Federico Type 1 and Type 2 mineralization and 9.0% for Amable Type 1 and Type 2 mineralization. Metallurgical characteristics depend on mineralogy. In particularly, Type 2 is associated with argentojarosite, which basically encapsulates free gold. Consequently, recovery is lower for Type 2 mineralization. Figure 14-5 shows the spatial distribution for Types 1 and 2 at Amable and Filo Federico.

FIGURE 14-5 METALLURGICAL DOMAINS

DENSITY DATA

Tonnage factors are assigned based on the main alteration units (Table 14-6). All blocks in the silicified alteration domain are assigned a tonnage factor of 2.47 t/m³. All blocks in the silica-alunite and alunite-silica domains are assigned a tonnage factor of 2.36 t/m³. The tonnage factor for these alteration domains is lower because of the higher clay and vuggy silica content. All of the blocks related to the weaker alteration domains are assigned 2.45 t/m³. The steam-heated alteration blocks are assigned 2.10 t/m³ and the colluvium blocks are assigned 2.00 t/m³.

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TABLE 14-6 TONNAGE FACTORS

Barrick Gold Corporation – Veladero Mine

Alteration Type	Main Model (t/m³)
Silicification	2.47
Silica-alunite/Alunite-silica	2.36
Quartz-illite	2.45
Argillite	2.45
Propylitic	2.45
Steam Heat	2.10
Colluvium	2.00

The tonnage factors are based on over one thousand density tests available up to the end of 2009 and there are no significant differences between these data and the density data available up to the end of 2011. RPA is of the opinion that the current tonnage factors are reasonable.

CUT-OFF GRADES

The resource cut-off grades (COG) are based on a US$1,500/oz gold price and the cost, recovery, and other parameters discussed in Section 15 Mineral Reserves. The cut-off grade estimates vary by material type and pit. Most of the resources are from Filo Federico Type 1 material. The ROM material is blasted material that is trucked directly to VLF and the CRUSH material passes through the two stage crushing circuit first. The resource and reserve cut-off grade estimate details for Filo Federico and Amable are very well documented in Chuquimango (2013).

The recoveries for the Type 2 material are too low to send directly as ROM and the Amable Type 1 COG is lower for CRUSH than ROM because the improved recovery more than offsets the crushing cost. The resource estimate gold COGs are 0.200 g/t for Type 1 ROM material from Filo Federico, 0.328 g/t for Type 1 CRUSH material from Amable, and 0.480 g/t for Type 2 CRUSH material from Filo Federico and Amable.

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ASSAY STATISTICS

The assay statistics for gold are summarized in Table 14-7 and shown as boxplots in Figure 14-6. The statistics for Filo Federico (Norte) and Amable (Sur) are grouped by alteration types. The assays for 309,806 m of drilling average 0.43 g/t Au and have a very high coefficient of variation (CV) equal to 6.41.

TABLE 14-7 ASSAY STATISTICS

Barrick Gold Corporation – Veladero Mine

	Alteration Raw Data Au >0.0001 g/t			Gold Grade (g/t)
Description	Code	Metres	% Metres	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
All zones		309,806		0.43	2.76	0.001	0.02	0.05	0.27	664.00	6.41
Norte Silice	1	157,332	50.8%	0.48	2.24	0.001	0.03	0.12	0.40	363.00	4.66
Norte SIAL	2	3,702	1.2%	0.16	0.87	0.002	0.01	0.03	0.08	34.06	5.43
Norte AlSI	3	2,427	0.8%	0.11	0.45	0.002	0.01	0.03	0.07	10.22	3.99
Norte QILL	4	852	0.3%	0.11	0.24	0.002	0.01	0.02	0.09	2.48	2.18
Norte ARG	5	493	0.2%	0.02	0.07	0.002	0.00	0.00	0.01	0.57	3.28
Norte PROP	6	144	0.0%	0.03	0.16	0.002	0.00	0.01	0.01	1.95	6.50
Norte STH	7	3,387	1.1%	0.13	0.48	0.001	0.01	0.02	0.05	14.30	3.78
Norte COL	8	13,061	4.2%	0.05	0.48	0.001	0.01	0.02	0.04	39.86	9.93
Norte SR	9	1843	0.6%	0.51	1.25	0.002	0.05	0.15	0.45	31.30	2.47
Sur Silice	11	19,054	6.2%	1.30	5.97	0.002	0.02	0.10	0.94	476.00	4.60
Sur SIAL	12	21,162	6.8%	0.42	1.52	0.002	0.03	0.09	0.32	133.00	3.63
Sur AlSI	13	23,071	7.4%	0.38	1.84	0.002	0.02	0.08	0.30	179.50	4.77
Sur QILL	14	1,488	0.5%	0.05	0.24	0.002	0.01	0.02	0.04	6.61	4.60
Sur ARG	15	5,022	1.6%	0.02	0.06	0.002	0.00	0.01	0.02	2.35	2.88
Sur PROP	16	2,714	0.9%	0.02	0.05	0.002	0.00	0.01	0.01	0.82	2.74
Sur STH	17	117	0.0%	0.04	0.03	0.006	0.02	0.03	0.05	0.20	0.84
Sur COL	18	9,080	2.9%	0.13	0.67	0.001	0.02	0.02	0.05	16.15	5.12
Sur SR	19	2,596	0.8%	3.79	16.36	0.002	0.70	0.70	3.32	664.00	4.31
No Data	99	42,265	13.6%	0.03	0.32	0.001	0.00	0.00	0.02	61.60	10.70

From Monroy and Berbé (2013)

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FIGURE 14-6 ASSAY STATISTICS BOX PLOT

CAPPING OF HIGH GRADE VALUES

High assays are capped prior to compositing. The main capping levels are 40 g/t Au and 200 g/t Ag at Filo Federico. High assays in the quartz-alunite and alunite-quartz alteration at Filo Federico are capped to 3.0 g/t Au and 2.0 g/t Au, respectively. Lower capping levels, in the 0.1 g/t Au to 2.0 g/t Au range, are applied to a very small proportion of the assays located in the weaker intensity alteration domains (Table 14-8).

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TABLE 14-8 GOLD CAPPING LEVELS

Barrick Gold Corporation – Veladero Mine

Description	Code	Metres	% Metres	Capping	CV capped	GT lost	Percentile
All zones		309,806	100.0%	50.00	3.80	3.5%	99.97%
Norte Silice	1	157,332	50.8%	40.00	3.16	2.8%	99.96%
Norte SIAL	2	3,702	1.2%	3.00	2.24	19.8%	99.32%
Norte AlSI	3	2,427	0.8%	2.00	2.21	14.0%	99.42%
Norte QILL	4	852	0.3%	0.40	1.18	24.8%	90.75%
Norte ARG	5	493	0.2%	0.30	2.59	12.0%	98.16%
Norte PROP	6	144	0.0%	0.06	0.80	60.5%	96.53%
Norte STH	7	3,387	1.1%	0.40	1.00	51.9%	92.80%
Norte COL	8	13,061	4.2%	2.00	2.33	19.7%	99.82%
Norte SR	9	1,843	0.6%	4.00	1.49	11.2%	98.43%
Sur Silice	11	19,054	6.2%	50.00	2.74	6.0%	99.9%
Sur SIAL	12	21,162	6.8%	14.00	2.50	3.4%	99.9%
Sur AlSI	13	23,071	7.4%	14.00	2.50	6.0%	99.9%
Sur QILL	14	1,488	0.5%	0.40	1.37	25.4%	98.3%
Sur ARG	15	5,022	1.6%	0.30	1.74	7.3%	99.4%
Sur PROP	16	2,714	0.9%	0.30	2.13	6.3%	99.2%
Sur STH	17	117	0.0%	0.10	0.64	6.1%	94.9%
Sur COL	18	9,080	2.9%	2.00	2.19	40.6%	83.5%
Sur SR	19	2,596	0.8%	50.00	1.50	13.0%	99.7%
No Data	99	42,265	13.6%	1.00	2.64	12.2%	99.5%

From Monroy and Berbé (2013)

The capping levels are primarily based on examining statistics, histograms, and log probability plots of the assays for each alteration domain at the Filo Federico and Amable zones. The grade times thickness products (GT) are used to estimate the approximate metal loss for each capping level. Some of the GT values are very high but they are mostly related to barren, low grade, and small alteration domains. Overall, the current gold capping levels reduce the contained gold at Filo Federico by approximately three to four percent.

Barrick also applied a second capping level directly to composites for some of the interpolation passes to further reduce the gold grade in some blocks with values deemed to be too high. The composites were capped to 15 g/t Au in the Amable sub-zone and to 10 g/t Au in the Filo Federico zone high grade domain.

Also, all composites are capped to 0.3 g/t Au before interpolating the Medium Grade Domain and Low Grade Domain blocks.

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RPA concurs with the capping levels selected by Barrick. The production reconciliation results from 2011 confirmed that the previous capping levels were reasonable and the new levels have been relaxed slightly but are essentially unchanged, confirming that the current capping levels are reasonable. RPA’s view is that the 2013 production reconciliation results are anomalous due to other causes and that the capping levels are acceptable. Consequently, RPA is of the opinion that 2013 production reconciliation results cannot be used to calibrate the capping levels.

COMPOSITES

Drill hole sample data were composited into five metre lengths starting at the drill hole collars and resetting at the base of the colluvium.

The composite file has an additional length field to track the actual length of each composite that is supported by sample data. The grade interpolation used length weighted composites to help reduce the influence of shorter composites.

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The composite statistics for each alteration domain within each zone are summarized in Table 14-9 and shown as boxplots in Figure 14-7.

TABLE 14-9 COMPOSITE STATISTICS

Barrick Gold Corporation – Veladero Mine

Description	Metres	% Metres	Mean (g/t)	Std.dev (g/t)	Min (g/t)	Max (g/t)	CV
All zones	310,908	100%	0.41	1.36	0.001	45.04	3.34
Norte Silice	157,702	50.7%	0.47	1.30	0.001	40.00	2.79
Norte SIAL - AlSI	6,208	2.0%	0.12	0.29	0.002	3.00	2.48
Norte QILL	834	0.3%	0.08	0.12	0.002	0.40	1.49
Norte ARG	501	0.2%	0.02	0.06	0.002	0.27	2.80
Norte PROP	139	0.0%	0.01	0.01	0.002	0.02	0.62
Norte COL	13,106	4.2%	0.04	0.10	0.001	2.00	2.58
Norte SR	1,890	0.6%	0.45	0.67	0.002	4.00	1.50
Sur Silice	19,231	6.2%	1.21	3.01	0.001	45.04	2.49
Sur SIAL - AlSI	44,394	14.3%	0.39	0.88	0.002	17.30	2.27
Sur QILL	1,506	0.5%	0.04	0.06	0.002	0.40	1.60
Sur ARG	5,018	1.6%	0.02	0.03	0.00	0.37	1.66
Sur PROP	2,746	0.9%	0.02	0.03	0.00	0.24	1.81
Sur STH	124	0.0%	0.04	0.02	0.01	0.08	0.51
Sur COL	9,182	3.0%	0.09	0.27	0.00	2.00	3.01
Sur SR	2,604	0.8%	3.30	4.57	0.00	35.98	1.38
No Data	42,300	13.6%	0.03	0.07	0.00	1.00	2.56

From Monroy and Berbé (2013)

FIGURE 14-7 COMPOSITE STATISTICS BY ZONE AND ALTERATION

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CONTACT PLOT ANALYSIS

Contact plots were generated for gold values to explore the relationship between the grade variable when moving from one geological domain to another.

The contact plots are constructed with Vulcan software. Vulcan searches for data with a given alteration code and then for data with another specified alteration code and groups the grades according to the distance between the two points. This allows for a graphical representation of the grade trends away from a “contact.” If average grades are reasonably similar near a boundary and then diverge as distance from the contact increases, then the particular boundary should probably not be used as a grade constraint and is referred to as a “soft” boundary. If the averages are distinctly different across a boundary, then the boundary may be important in constraining the grade estimation and the boundary is referred to as “hard”. Examples of contact plots for soft and hard boundaries are shown in Figures 14-8 and 14-9, respectively.

Domains with hard boundaries were used separately and soft boundaries were combined in the multi pass to interpolate grades.

FIGURE 14-8 EXAMPLE OF A SOFT CONTACT PROFILE

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FIGURE 14-9 EXAMPLE OF A HARD CONTACT PROFILE

VARIOGRAPHY

Barrick built omni-directional correlograms for Filo Federico, Amable, and the entire Veladero deposit using 15 m length composites greater than 0.1 g/t Au (Figure 14-10). The correlograms are smooth, clearly defined, and well-supported by thousands of composite pairs. The range is approximately 200 m and the relative nugget effect at approximately 10% is very low for a gold deposit. The ranges at 90% and 80% of the sill are approximately 110 m and 70 m, respectively.

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1.20
1.00
0.80
0.60
0.40
0.20
0.00
Gamma(h)
0
50
100
150
200
250
Lag Distance h
(MT)
110
70
3-D Omnidirectional
spherical model
sample variance
range at 70% of sample variance
range at 80% of sample variance
range at 90% of sample variance
Omni_Am Au > 0.1
Omni_Fed Au > 0.1
Figure 14-10
Barrick Gold Corporation
Veladero Mine
Argentina
Omni - Directional Correlogram
March 2014
Source: Zangrandi, 2011.

From Zangrandi (2011)

Barrick Gold Corporation – Veladero Mine, Project #2254 Technical Report NI 43-101 – March 27, 2014	Page 14-19

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RESOURCE ESTIMATION METHODOLOGY

The step by step resource estimation methodology is well described by Monroy and Berbé (2013). The Vulcan C shell file (estima_au13.csh) provides an excellent record of all the steps done in Vulcan to build the resource block model.

The Veladero Mineral Resource model extends from 2,405,900 m to 2,408,800 m east, 6,749,496 m to 6,753,396 m north, and 3,702.5 m to 4,852.5 m in elevation. The 5 m high by 5 m by 5 m block model is populated directly from the lithology, alteration, sub-zone, and grade envelope triangulations and a separate script is run to incorporate the grade domain codes related to the indicator grade domains.

The assays were composited into five metre lengths after capping raw assays. Composites for gold and silver were created. The composite lithology, alteration, sub-zone, and grade domain codes are back-flagged from the block model.

Veladero used multiple pass inverse distance square (ID²) to interpolate Au and Ag grades for all domains. Length-weighted composites are used.

The search ellipsoids for Au are generally horizontal pancakes for the lithological domains 7, 8 and for all the Amable Zone, and horizontal to sub-horizontal pancakes oriented at 0° to 330° with a range of dips (0° to -10°) for the Filo Federico zone. The search orientations vary for each zone. The longest search ellipsoid radii are 110 m by 110 m by 50 m for the final pass and the shortest search distances are 2.5 m by 2.5 m by 2.5 m for the first pass box search.

There are seven ID² passes used for the interpolation of grades. The pass numbers are included in Table 14-10. The first one is the general box pass, which is always run first and is based on a minimum of one composite. The second pass is used for the colluvium domain, which is based on 30 m by 30 m by 30 m radii and a minimum of one composite and a maximum of three composites per hole. The third and the fourth passes are used for the steam heat domain, inside the Medium Grade Domain and inside all grade domains respectively, which are based on 80 m by 80 m by 45 m radii and a minimum of one composite and a maximum of three composite, with a maximum of one composite per hole.

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There are three more ID² passes used for each of the grade domains within each sub-zone domain and within each alteration domain and within the remaining lithological domains. Each of these passes actually comprises a number of actual interpolation runs.

Interpolation parameters for the fifth pass use a minimum of two composites and a maximum of three composites, with a maximum of one composite per hole. The fifth pass radii are the distances defined by 80% of the omni-directional sill. The sixth pass radii are shorter than the fifth pass radii. The sixth pass, however, uses a minimum of one composite and a maximum of three composites, with a maximum of one composite per hole. The seventh pass radii are the distances defined by 90% of the omni-directional sill. The seventh passes use a minimum of two composites and a maximum of three composites with a maximum of one composite per hole.

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The multi-pass interpolation parameters are summarized in Table 14-10.

TABLE 14-10 GOLD ESTIMATION PARAMETERS

Barrick Gold Corporation – Veladero Mine

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RE-BLOCKING TO FINAL RESOURCE MODEL

The five metre by five metre by five metre blocks are re-blocked into the final resource model, which has fifteen metre high by ten metre by ten metre blocks. The re-blocked grades are assigned based on tonnage weighting the original block grades and the geology and other codes are assigned based on majority rules.

Over time, Veladero has developed a sophisticated multi-pass interpolation process that works well. RPA is of the opinion that the Veladero resource estimation methodology is reasonable and acceptable.

RESOURCE ESTIMATE VALIDATION

MAGSA has validated the resource block model using five separate validation procedures. The results are provided in Monroy and Berbé (2013) and the reconciliation results are included below.

1.	Visual inspection of block and composite values on sections and plans

2.	Reconciliation with the ore control model

3.	Comparisons of block versus composite grade statistics, histograms, and cumulative frequency curves

4.	ID² versus Nearest Neighbour (NN) swath plots

5.	Tonnage-grade curve comparisons between the 2012 and 2013 models

MAGSA and RPA visually compared the composite and block grades on plans and sections and found that they correlate very well spatially (Figures 14-11 and 14-12).

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2,406,800 E
2,407,200 E
2,407,600 E
4400 L
4200 L
4000 L
3800 L
Original Surface
2013YE Surface
Resources Shell
Reserve Pit
Design
Block : g/t Au
0.00 - 0.10
0.10 - 0.20
0.20 - 0.35
0.35 - 0.50
0.50 - 1.00
1.00 - 3.00
3.00 - 5.00
5.00 - 10.00
> 10.00
0
50
100
150
200
Metres

Figure 14-11

Barrick Gold Corporation

Veladero Mine
Argentina

Block and Composite Au Grades
Section 6,752,600N at Federico Zone

March 2014

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2,407,400 E
2,407,600 E
2,407,800 E
2,408,000 E
2,408,200 E
2,408,400 E
4400 L
4200 L
4000 L
Original Surface
2013YE Surface
Backfill
Block : g/t Au
0.00 - 0.10
0.10 - 0.20
0.20 - 0.35
0.35 - 0.50
0.50 - 1.00
1.00 - 3.00
3.00 - 5.00
5.00 - 10.00
> 10.00
0
100
200
300
400
Metres
March 2014
Figure 14-12
Barrick Gold Corporation
Veladero Mine
Argentina
Block and Composite Au Grades
Section 6,750,500N at Amable Zone

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The official reconciliation data for the twelve months of 2013 indicate that the resource model underestimates the grade control tonnage by approximately 8%, underestimates the gold grade by approximately 23%, and underestimates the contained gold and silver by approximately 32% and 8%, respectively (Table 14-11).

TABLE 14-11 2011 RECONCILIATION RESULTS

Barrick Gold Corporation – Veladero Mine

	2013 Grade Control					2013 Resource Model
Month	Tonnes (000s)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (000 oz)	Tonnes (000s)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (000 oz)
January	2,538	1.00	81,553	21.4	1,745	2,226	0.78	55,701	19.0	1,361
February	2,310	0.96	71,662	24.4	1,815	2,233	0.69	49,687	20.8	1,491
March	2,639	0.73	62,226	18.3	1,550	2,847	0.89	81,478	19.6	1,799
April	2,365	0.74	56,006	13.2	1,005	2,059	0.79	52,457	17.2	1,141
May	3,085	0.87	86,274	9.8	973	2,660	0.71	61,028	11.0	941
June	2,063	1.03	68,022	14.2	941	2,116	0.74	50,662	14.5	985
July	1,882	1.23	74,157	12.1	730	2,000	0.82	52,595	9.9	636
August	1,743	1.47	82,575	8.5	476	1,558	0.70	35,134	9.2	460
September	1,361	0.73	31,940	6.6	291	1,285	0.86	35,716	7.5	309
October	2,551	0.82	67,101	8.5	693	2,172	0.77	53,709	7.6	533
November	2,477	0.78	62,070	6.7	532	1,989	0.53	34,175	5.7	362
December	1,447	0.88	41,145	5.2	242	1,405	0.67	30,339	4.3	195

2013 Total	26,461	0.92	784,732	12.9	10,994	24,551	0.75	592,680	12.9	10,212,

Percent Differences						108%	123%	132%	100%	108%

RPA notes that a resource model that demonstrates this large of a positive bias when reconciled with the grade control data, would normally be rejected and redone, however, the differences have been attributed mostly to new high grade mineralized structures defined by the blast holes that were generally not intersected in the exploration drill holes. Although finding unexpected high grade mineralization in the pit is certainly a very positive outcome for Veladero, it may be difficult to make significant adjustments to the resource model without new drilling data, in RPA’s opinion. It is unknown for how long this positive reconciliation will continue. RPA concurs with Barrick’s plan to use the recently completed structural interpretation along with new geostatistical and other strategies to improve the resource model in the areas where higher than expected grades were encountered.

A longitudinal section showing the Veladero and Amable gold mineralization that is mostly situated between 4,000 MASL and 4,400 MASL is provided in Figure 14-13.

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6,750,000 N
2,407,800 E
2,407,600 E
6,751,000 N
2,407,400 E
2,407,200 E
6,752,000 N
2,407,000 E
2,406,800 E
4600 L
4400 L
4200 L
4000 L
Amable Pit
Federico Pit
Original Surface
Reserve Pit
Design
2013YE Surface
Resources Shell
Block : g/t Au
0.00 - 0.10
0.10 - 0.20
0.20 - 0.35
0.35 - 0.50
0.50 - 1.00
1.00 - 3.00
3.00 - 5.00
5.00 - 10.00
> 10.00
0
200
400
600
800
Metres

Figure 14-13

Barrick Gold Corporation

Veladero Mine

Argentina

Block Au Grades

Longitudinal Section looking 250°

March 2014

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The NN and ID² swath plots are shown by elevation in Figure 14-14. It is clear on the swath plot that most of the resource is situated between approximately the 4,000 MASL and 4,400 MASL elevations. The NN (cyan) and ID² (red) average block grades are similar and the ID² grades are slightly lower than the NN grades as would be expected. The green line represents the NN interpolation constrained by the estimation domains and follows the ID² block grades very closely. There is very little difference between the ID² block grades based on cut and uncut composites.

FIGURE 14-14 ELEVATION SWATH PLOT

Au Swath - Vertical
Au (ppm)
0.4500
0.4000
0.3500
0.3000
0.2500
0.2000
0.1500
0.1000
0.0500
0.0000
3650
3850
4050
4250
4450
4650
Elevation (m)
Number of Blocks
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
BM_au_ppm
BM_au_uncut
BM_au_poly
BM_au_nn
N blocks

Modified from Monroy and Berbé (2013)

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RESOURCE CLASSIFICATION

The classification criteria are based on distances from 15 m composites to the 15 m by 10 m by 10 m block centroids and the number of holes as follows:

Measured Mineral Resources:

•	One composite within 10 m of a block.

Indicated Mineral Resources:

•	Blocks Inside 0.2 g/t Au Envelope: At least two composites from two drill holes that are situated 10 m to 70 m from a block or one composite from one drill hole that is located 10 m to 35 m from a block.

•	Blocks Outside 0.2 g/t Au Envelope: One composite from one drill hole that is located 10 m to 35 m from a block.

Inferred Mineral Resources:

•	Blocks Inside 0.2 g/t Au Envelope: At least two composites from two drill holes that are situated 70 m to110 m from a block.

•	Blocks Outside 0.2 g/t Au Envelope: One composite from one drill hole that is located 35 m to 70 m from a block.

•	All Colluvium and Steam Heat Blocks: At least two composites from two drill holes that are situated 35 m to 110 m from a block or one composite from one drill hole that is located 0 m to 35 m from a block.

The 70 m and 110 m distances correspond to the omni-directional correlogram ranges at 80% and 90% of the sill. Figure 14-10 shows the omni-directional correlograms using all of the 15 m gold composites greater than 0.1 g/t at Filo Federico, Amable, and the two areas combined.

RPA recommends that MAGSA consider two minor modifications to the resource classification criteria in the future. Firstly, Inferred classification should be automatically assigned to all blocks located outside the 0.10 g/t Au indicator envelope. Secondly, Inferred classification should be assigned to blocks centered on isolated drill holes. Neither of these changes would have a significant impact on the current resource classification.

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Resource categories assigned to each block were post-processed to reduce isolated blocks enveloped within blocks of a different category and to produce more continuous areas with the same classification categories. It is RPA’s opinion that the application of a classification category clean-up script is best practice.

RPA’s view is that the Inferred classification criteria are conservative, and that overall, the classification criteria are slightly conservative. RPA is of the opinion that the classification criteria are reasonable and acceptable and comply with the CIM (2010) definitions. The resource classification model at the 4,150 m elevation is shown in Figure 14-15.

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N
6,753,000 N
6,752,500 N
6,752,000 N
6,751,500 N
6,751,000 N
6,750,500 N
2,406,000 E
2,406,500 E
2,407,000 E
2,407,500 E
2,408,000 E
2,408,500 E
2013YE Surface
Reserve Pit Design
Measured (red)
Indicated (green)
Resources Shell
Inferred (blue)
0 200 400 600 800 1000
Metres
March 2014

Figure 14-15

Barrick Gold Corporation

Veladero Mine
Argentina

Resource Classification on 4,150 m Bench

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15 MINERAL RESERVE ESTIMATE

The resource estimates discussed in Section 14 were prepared using industry standard methods and appear to provide an acceptable representation of the deposit. RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM Definition Standards for Mineral Resources and Mineral Reserves, to be classified as reserves. Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at Veladero can be classified as Proven and Probable Mineral Reserves.

The open pit Mineral Reserves are estimated to be 172 million tonnes at 0.87 g/t Au and 15.9 g/t Ag, containing 4.8 million ounces of gold and 88 million ounces of silver and are classified as Proven and Probable Reserves as presented in Table 15-1. Stockpile and leach inventory reserves are reported in the table as well. Over 99% of the open pit reserves are located within the Filo Federico pit of Veladero, with the remainder coming from the Argenta pit, which is scheduled for depletion in 2014.

TABLE 15-1 MINERAL RESERVES – DECEMBER 31, 2013

Barrick Gold Corporation – Veladero Mine

Category	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Proven	7.2	0.97	16.7	0.22	3.9
Probable	165.1	0.86	15.9	4.57	84.2
Stockpiles	6.0	0.47	5.3	0.09	1.0
Inventory	8.3	0.87	0.0	0.23	0.0

Proven & Probable	186.6	0.85	14.8	5.12	89.1

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery and profit. The cut-off grades vary from approximately 0.27 g/t Au to 0.64 g/t Au.

3.	Mineral Reserves are estimated using an average gold price of US$1,100 per ounce and an US$/ARG exchange rate of 7.8.

4.	Numbers may not add due to rounding.

Mineral Reserves for EOY2013 have decreased significantly since EOY2011 after consideration for mining depletion. The main reasons for the decrease is the reduction in gold price for reserve reporting from US$1,200/oz to the current US$1,100/oz and an increase in operating costs.

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RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other modifying factors that could materially affect the Mineral Resource and Mineral Reserve estimates.

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16 MINING METHODS

SUMMARY OF MINING OPERATIONS

The Veladero Mine is a traditional open pit truck/shovel heap leach operation that has been in continuous operation since 2005. Table 16-1 summarizes the open pit production history through December 2013. To this date, Veladero has produced 5.7 million ounces of gold plus 11.3 million ounces of silver.

TABLE 16-1 VELADERO PRODUCTION HISTORY

Barrick Gold Corporation – Veladero Mine

	Ore Placed					Production		Waste	Total
Year	Tonnes (Mt)	Grade (g/t Au)	Grade (g/t Ag)	Cont. Gold (Moz Au)	Cont. Silver (Moz Ag)	Gold Moz Au	Silver Moz Ag	Tonnes (Mt)	Tonnes (Mt)	Strip Ratio
VELADERO
2005	4.1	0.77	18.8	0.10	2.5	0.1	0.0	52.4	56.5	13.1
2006	13.7	2.03	18.1	0.89	8.0	0.5	0.6	60.7	74.4	4.4
2007	17.8	0.92	6.6	0.53	3.8	0.5	0.4	45.7	63.5	2.6
2008	21.2	0.85	4.5	0.58	3.1	0.5	0.5	63.6	84.9	3.0
2009	28.2	1.17	13.5	1.06	12.2	0.6	1.3	62.3	90.5	2.2
2010	30.7	1.50	18.3	1.48	18.1	1.1	2.1	43.0	73.7	1.4
2011	28.2	1.35	26.2	1.22	23.8	0.9	1.6	44.4	72.5	1.5
2012	24.6	1.06	21.1	0.84	16.7	0.7	2.2	47.0	70.4	1.8
2013	25.5	0.88	13.1	0.72	10.4	0.5	2.1	47.5	72.0	1.7

Subtotal	194.0	1.19	15.8	7.43	98.6	5.4	10.8	466.6	658.4	3.3

ARGENTA
2010								12.1	12.1	25.5
2011	3.4	0.75	17.4	0.08	1.9	0.0	0.1	14.5	17.9	2.9
2012	3.1	1.39	16.7	0.14	1.7	0.1	0.1	9.9	13.0	2.6
2013	3.8	1.34	16.3	0.16	2.0	0.1	0.3	2.6	6.4	0.6

Subtotal	10.3	1.16	16.78	0.38	5.6	0.3	0.5	39.1	49.4	8.1

Total	204.3	1.19	15.9	7.81	104.2	5.7	11.3	505.7	707.8	3.6

Notes:

1.	Numbers may not add due to rounding.

Open pit mining operations are located on mountain side slopes in rugged terrain with the majority of mining occurring between elevations of 3,800 MASL and 4,700 MASL. A total of approximately 400 million tonnes of material is scheduled to be moved over the next six years from essentially one open pit, Filo Federico, which is within the Veladero area. Over

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99% of in-situ Mineral Reserves are located within the Filo Federico pit, with open pit mining operations scheduled to be complete in 2019. Remaining in-situ Mineral Reserves are from the Argenta pit, where production is scheduled to be complete in 2014. Prior to 2014, open pit mining also took place in the Amable pit within the Veladero area. Mineral Reserves at Amable were exhausted in 2013, with no future plans to recommence mining operations in this pit. Figure 16-1 presents a general site layout diagram of Veladero. Figure 16-2 presents a close-up of the Veladero area operations and heap leach facilities.

The Filo Federico ultimate pit will measure approximately 2.0 km along strike, typically 1.0 km across, and have a maximum depth of approximately 650 m. The Amable ultimate pit measures approximately 1.0 km in diameter with a maximum depth of approximately 530 m. The Argenta ultimate pit will measure approximately 1.0 km along strike, typically 0.5 km across, and have a maximum depth of approximately 300 m.

Final arrangement of the Veladero waste rock facilities is for the continued development of surface dumps along contour to either side of the Filo Federico ultimate pit. This results in the backfilling of the Amable pit to the south, and the expansion of surface dumps on the mountain side slope to the west of Filo Federico. In addition, there are surface dumps to the southwest of the Amable pit that have been developed from Amable pit operations; this area directly overlooks the heap leach facility to the south. At Argenta, waste rock is surface dumped to the southeast adjacent to the ultimate pit.

Processing is based on a single VLF pad that receives crushed and ROM ore with final delivery to the pad by mine haul truck. The VLF is located less than 1.0 km to the south of the Amable ultimate pit, and it is almost 4.0 km south of the Filo Federico ultimate pit haul ramp exit where the majority of the remaining reserves are located.

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2406000
2408000
2410000
6754000
6752000
6750000
6748000
N
Truck Shop
Stock Pueyrredon
Primary Crusher
Ore Bin
Federico Pit
Waste Dump 5 1/4
Stock Lucia
North Waste Dump
Overland Conveyor
Stock 5-6
Stock 6-7
Amable Pit
South Waste Dump
Ore Bin
North Canal
Process Plant
Leach Pad VLF
South Canal
0 200 400 600 800 1000
Metres

Figure 16-1

Barrick Gold Corporation

Veladero Mine

Argentina

General Site Arrangement

March 2014 *Source: Barrick Gold Corp., 2014.*

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Figure 16-2

Barrick Gold Corporation

Veladero Mine
Argentina

Main Production Areas

Crushing Facilities, Mantenance, Officies, Power Generation 4,000 to 4,150 masl
Federico Pit
North Waste Dump
Waste Dump 5 1/4
Overland Conveyor
Amable Pit
South Waste Dump
Process Plant
Leach Pad VLF
VELADERO CAMP 3,850 masl
Argenta Pit
Argenta Waste Dump
N
1000m
2404000
2406000
2408000
2410000
2412000
6754000
6752000
6750000
6748000
6746000

March 2014

Source: Barrick Gold Corp., 2014.

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The majority of remaining reserves are scheduled for crushing prior to placement on the VLF as this typically offers a higher profit margin than ROM placement. The crushing facilities are located approximately 1.5 km east of the Filo Federico ultimate pit haul ramp exit. After crushing, the ore is conveyed by overland conveyor approximately 3.7 km south towards the VLF where it is either directly loaded to a haul truck or stockpiled. Haulage distances from the conveyor to the VLF currently start at 0.5 km and go up to approximately 2.0 km. During the final VLF phase, haulage distances will be up to 5.0 km one way.

Mining an average of approximately 30 Mtpa of Mineral Reserves is scheduled for Veladero over the next six years. Waste rock mining varies by year from a high of 63 Mt in 2017 to a low of five million tonnes in the final year of operations, averaging 45 Mtpa during full production years.

MINE DESIGN

Mine operations are exclusively by open pit method, with a fleet of 218 tonne rigid frame haul trucks combined with a variety of diesel powered hydraulic shovels and front end loaders as the primary loading equipment. Haul trucks are also utilized to transport ROM ore directly to the VLF, along with crushed ore to the VLF for placement. A fleet of large diesel powered blast hole rigs are employed for production drilling, and blasting is required other than for the occasional unconsolidated material at surface when starting a new pushback.

The Mineral Resource model, described in Section 14, is exported from Vulcan software and imported into Q’Pit Inc.’s Q’Pit software (Q’Pit). The mine model is prepared in Q’Pit, applying metallurgical recoveries based on material types, calculating potential block revenue, and defining slope sectors based on alteration type. The mine model is exported from Q’Pit and imported into Gemcom’s Whittle 4.X software (Whittle) for open pit optimization using the Lerchs-Grossmann algorithm. Pit shells generated by Whittle are imported into Q’Pit for mine design, Life of Mine (LOM) production scheduling, and Mineral Reserve reporting.

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Table 16-2 presents the parameters used for developing the mine model and running the open pit optimizations in Whittle. The gold and silver recovery algorithms presented are for Type 1 ore in the Filo Federico pit only. As noted previously, over 99% of remaining reserves are located in the Filo Federico pit. In addition, over 95% of ore in Filo Federico pit is Type 1 ore.

TABLE 16-2 MINE OPTIMIZATION PARAMETERS

Barrick Gold Corporation – Veladero Mine

Input Parameter	Units	Value
Revenue Factors:
Au Price	US$/oz	1,100
Ag Price	US$/oz	21.00
Au Pay Factor	%	99.95
Ag Pay Factor	%	99.50
Exchange Rate	ARG:US$	7.8

Selling Costs:
Refining	US$/oz	3.32
Royalty	%	3.75
Export Tax	%	4.76

Pit Slopes (Inter-ramp) by Rocktype:
Silica AM	degrees	48
PPW (Blasted Rock)	degrees	37
Steam Heated	degrees	35
Colluvium	degrees	30
Al-Silica	degrees	45
Silica FF	degrees	50
Al-Silica Intense	degrees	42

Mining Parameters:
Mining Reference Cost	US$/t mined	3.94
Mining Recovery	%	100
Mining Dilution	%	0

Processing Parameters (Filo Federico Type 1 Ore):
Au Recovery, Crush	%	0.3>=g/t Au; =60.0
	%	0.3<=g/t Au<0.5; =38.4*g/t Au+55
	%	0.5<=g/t Au<1.6; =2.4*g/t Au+77
	%	1.6<=g/t Au<2.0; =10.0*g/t Au+65
	%	2.0<=g/t Au<3.0; =2.0*g/t Au+81
	%	3.0<=g/t Au; =87.0
Au Recovery, ROM	%	60.0
Ag Recovery, Crush	%	6.5
Ag Recovery, ROM	%	0.0

Process Cost	US$/t Crush	4.22
Process Cost	US$/t ROM	2.15

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Input Parameter	Units	Value
Heap Leach Expansion	US$/t processed	1.38
G&A Cost	US$/t processed	2.43

Operating Assumptions:
Crushing Rate	tpd	83,000
Average Specific Gravity	t/m³	2.47
Average LOM Au Recovery	%	75
Au Cut-off, Filo Federico Type 1	g/t Au	0.27

The Whittle optimizations are run at a base case gold price of US$1,100/oz; a range of gold prices are reviewed to test sensitivity to pit limits at lower and higher gold prices. The cash optimum pit at US$1,100/oz gold is selected for use in the ultimate pit design as it maximizes reportable ounces and it is very similar to the best net present value pit.

Mining cost is an average of all tonnes moved based on a detailed LOM operating cost estimate and includes mine sustaining costs. Incremental haulage costs are also applied dependent on pit location and processing path. No mining recovery or mining dilution is assumed in the Whittle optimization as this is factored into the resource model by a combination of block size selection (10 m by 10 m by 15 m vertical), good continuity of the ore zones laterally and vertically, and a gradational halo of marginal mineralization surrounding the above cut-off grade mineralization. Mining factor assumptions are verified through good historic reconciliation performance of the resource model to the ore control model and dispatch reporting.

Two material ore types for processing are identified: Type 1 and Type 2. Each ore type can be processed as ROM without crushing or with crushing (Crush). Gold and silver recoveries are applied to individual blocks based on block properties. Revenues for ROM and Crush process paths are calculated and the method with the highest profit margin is typically selected unless there is available crusher capacity. If available capacity exists in the crusher, ore is preferentially passed through the crushing system if still profitable to take advantage of increased leach kinetics and higher recoveries.

Heap leach expansion costs are applied to both ROM and Crush ores, whereas all general and administrative costs are applied to Crush tonnage only as crushing is scheduled at a fixed annual capacity whereas ROM is variable on an annual basis.

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The crushing rate is the design capacity for both crushers at the permanent crushing station located directly east of the Filo Federico pit. The average LOM gold recovery of 76.6% is for all stated Mineral Reserves.

Cut-off grades for reporting Mineral Reserves are calculated utilizing the following formula:

COG = RAu * SPAu / 31.1035 * (1-ET) – (Cp + Hle + IMc + Cga + Ccp) – ((RAu * SPAu) / 31.1035 * RT)

Where, COG	=	internal (breakeven in-pit) gold equivalent cut-off grade

Cp	=	processing cost

Hle	=	heap leach expansion cost

IMc	=	incremental and sustaining mining cost

Cga	=	general and administrative cost

Ccp	=	closure plan cost

RAu	=	gold metal grade recovered

SPAu	=	gold metal selling price after per ounce costs, fees, and payables

TR	=	metal TC/RC and transport cost

ET	=	export tax

RT	=	royalties tax, Province and IPEEM

Silver is also considered for in the mine planning, however, it is not considered significant due to low process recoveries and it doesn’t have a significant impact on the final pit limits.

Table 16-3 details internal cut-off grades for Filo Federico by material type and process method. The resource and reserve cut-off grade estimate details are well documented in Chuquimango (2013).

TABLE 16-3 INTERNAL CUT-OFF GRADES, MINE RESERVES

Barrick Gold Corporation – Veladero Mine

Ore Type	ROM Cut-off (g/t Au)	Crush Profit Cut-off (g/t Au)
Filo Federico Ore Type 1	0.27	0.54
Filo Federico Ore Type 2	0.67	0.64

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The Crush profit cut-off grades reported in Table 16-3 are the grades at which leaching with crushing is both profitable and more profitable than leaching as ROM. For all Type 2 ore the Crush profit cut-off grades are lower than the ROM cut-off grades thus all these ores should be crushed as this is the most profitable processing method. In the case of Filo Federico Type 1 ore, the reported Crush profit cut-off is higher than the ROM cut-off.

In addition to the mine reserve cut-off grades used for production scheduling, a floating cut-off grade is employed in daily operations, which is updated as required to reflect the current gold price market. Mineralized material that falls between the mine reserve cut-off grade and floating cut-off grade is dispatched to a long term stockpile within the waste rock facilities (WRF) footprints for possible processing at the end of regular mining operations depending on market conditions at that time. This material is not reported as reserves.

Ultimate pit design is based on the optimum cash pit shell from Whittle at US$1,100/oz gold. Additional pit shells are used as guides to design pit phases leading up to the ultimate pit, in order to maximize project net present value while maintaining a practical mine sequence and production schedule. Pit designs, long term production scheduling, and reserve reporting are completed in Q’Pit. Pit mid bench lines are digitized in Q’Pit, honouring the Whittle pit shell outline and all pit wall slope constraints, and include haulage ramps. Due to the open pit location on mountain side slopes, the majority of haulage ramps are developed external to the pits using ROM waste rock for fill material.

In RPA’s opinion the ultimate pit design honours the Whittle optimum pit shell, other than in a few minor areas where access ramps are required or to allow future access if additional pit phases are added. For the most part, pushback distances of over 100 m exist in the pit phase design, allowing sufficient room for large scale operations.

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Short range mine planning and detailed pit design are completed in Minesight software where the ore control model resides. Detailed mine design parameters are presented in Table 16-4. Pit wall slopes vary based on geologic domain (effectively follows the alteration model), as per recommendations provided by Golder Associates discussed later in this section.

TABLE 16-4 MINE DESIGN PARAMETERS

Barrick Gold Corporation – Veladero Mine

Parameter	Units	Value
Haul Road Width	m	32
Haul Road Gradient, Maximum	%	10
Mining Bench Height	m	15
Safety Berm Width	m	7.1 to 19.6
Bench Face Angle	degrees	67 to 70
Inter-ramp Slope Angle	degrees	30 to 50

The 32 m haul road width includes a single shoulder berm and water collection ditch.

RPA has reviewed the pit designs and is of the opinion that these follow good engineering practice. All phases are designed with sufficient room to allow for operations, and roads and ramps have been delineated. Preparation of sufficient production benches in the Filo Federico pit phase development will be key to achieving production targets.

GROUND CONDITIONS / SLOPE STABILITY

The geotechnical analysis to develop slope design parameters for Veladero was completed by Golder Associates (Golder). Golder has evaluated the pit slope design for the ultimate pit and provided updates using new geologic, geotechnical, and structural information presented from recent mining in the various geologic domains. A current focus is in reviewing past results for the Filo Federico pit along with pre-splitting operations at the Amable pit in order to determine if it is possible to increase the inter-ramp angles for final pit wall development.

Table 16-5 summarizes the current slope design recommendations for Veladero listing the inter-ramp slope angle (IRA), bench face angle (BFA), and catch berm width (CBW). Defined slope sectors are based on the rock alteration type.

Figure 16-3 presents a plan view of the slope sectors for the Filo Federico pit along with the Amable pit where open pit operations were completed in 2013.

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TABLE 16-5 SUMMARY OF GOLDER SLOPE DESIGN RECOMMENDATIONS

Barrick Gold Corporation – Veladero Mine

Rock Alteration	IRA (degrees)	BFA (degrees)	CBW (m)
Silica AM	48	70	8.0
PPW (Blasted Rock)	37	37	0
Steam Heated	35	67	15.1
Colluvium	30	67	19.6
Al-Silica	45	70	9.5
Silica FF	50	70	7.1
Al-Silica Intense	42	70	11.2

The final pit slope in Amable has wall heights up to 525 m; as part of the LOM plan the Amable pit is to be backfilled with waste material from Filo Federico pit. The final pit slope in Filo Federico will achieve wall heights up to 650 m. RPA is of the opinion that the work that has been completed by Golder is of an appropriate scope and the pit design is based on reasonable engineering analysis and assumptions.

A sophisticated system of automated and manual data collection equipment has been installed at Veladero for monitoring pit wall activity. In addition, a network of prisms, extensometers, piezometers, and other instruments, are installed and monitored for slope stability of pit walls, the VLF, and WRFs. Results are reviewed by Golder and form part of ongoing recommendations for design.

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Pit Filo Federico
N
50°
30°
45°
48°
Pit Amable
42°
48°
35°
30°
Rock Type
Silica - AM
Silica FF
PPW
Silica - Alunite AM
Silica - Alunite FF
Alunite - Silica
Argilic
StronghSteamH
Colluvium

Figure 16-3

Barrick Gold Corporation

Veladero Mine
Argentina
Pit Slope Design Sectors in Plan

March 2014 *Source: Barrick Gold Corp., 2011.*

From Barrick Gold Corporation, 2011

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PRODUCTION SCHEDULE

Only Mineral Resources with classification of Measured or Indicated can be converted to Proven or Probable Mineral Reserves for production scheduling. A mine production schedule was developed from the mine design that targets the crushing capacity of 30 Mtpa (83,000 tpd) with up to an additional 10,000 tpd ROM production. Total capacity is based on moving up to 92 Mtpa (255,000 tpd) through 2017 with production decreasing thereafter and completion of mining in 2019. In RPA’s opinion, sufficient mine fleet capacity exists to meet these production targets in suitable operating conditions.

With the completion of Amable mining operations in 2013, and the scheduled completion of Argenta mining operations in 2014, all remaining scheduled production will come from the Filo Federico pit. This will result in an increase in mine traffic congestion along with an increased rate of pit phase bench advancement, which will impact productivities. RPA cautions that this will challenge the forecast production rates. RPA has reviewed unit cost sensitivity to production rates, and notes that within a reasonable range there is little change to the economic pit limits.

During regular mining operations and as part of the LOM plan, ore stockpiles are utilized.

WASTE ROCK

For the Veladero area, there are two main WRFs identified in the LOM plan, the North WRF (N-WRF) and the South WRF (S-WRF). The N-WRF is to the north and west of Filo Federico pit on a mountain side slope at elevations between 4,000 MASL and 4,700 MASL. The S-WRF is south and west of Filo Federico pit, immediately north of the east-west elongated VLF. The S-WRF includes backfilling of Amable pit, and is at elevations between 4,100 MASL to 4,600 MASL. The WRFs are designed as multiple lifts with pre-closure face heights less than 200 m from toe to crest, except for a single area in the N-WRF with a pre-closure face height of approximately 350 m. Figure 16-4 is an isometric view of the final WRF design for the Veladero area.

Segregated within the WRF is rock with low grade gold mineralization (between the mine reserve cut-off grade and the floating cut-off grade) which may be reclaimed and processed at the end of the production schedule if profitable market conditions exist.

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Combined remaining capacity of the N-WRF and S-WRF is over 400 million m3, while there is less than half this amount of waste material in the LOM production schedule.

In addition to the WRFs, there are numerous fill roads on the mountain side slope that provide access from the pits to the WRFs, process facilities, and other site infrastructure. There is no waste rock in the mine plan that requires special handling or containment during or post open pit operations.

Waste rock at Argenta is stored on surface immediately to the southeast of the pit. The WRF has been built up in 10 m to 15 m lifts at elevations between 4,100 MASL and 4,300 MASL.

Sufficient waste rock storage capacity exists within the WRFs to support the mine production schedule and Mineral Reserve statement. A comprehensive WRF geotechnical report was prepared by Golder in 2002.

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VELADERO PITS AND DUMPS
WD
Amable
S-WRF
Amable
WD
Pampa
del Rulo
Filo Federico
N-WRF
N
WD
CMS
CONVEYOR
ALIGNMENT
CRUSHING FACILITIES, OFFICES,
MAINTENANCE FACILITIES
OB1
Truck
Shop
GRADE SHELL
>1.5g/t Au
0
500
1000
1500
2000
Metres

Figure 16-4

Barrick Gold Corporation

Veladero Mine
Argentina

Final WRF Arrangement

March 2014

Source: Barrick Gold Corp., 2011.

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VALLEY-LEACH FACILITY

A single VLF is located south of the Amable pit and S-WRF. The final proposed VLF design is approximately 5.0 km east to west by 1.0 km north to south, with a footprint of approximately 270 ha. Elevations range between 4,000 MASL and 4,300 MASL, with a maximum bench elevation of approximately 4,375 MASL. The maximum vertical height within the VLF is approximately 200 m, built-up in 30 m lift intervals. Additional approval is required to complete all VLF phases as proposed, discussed in detail in Section 20, however, the current permits allow for placement of 100% of the stated Mineral Reserves. The final layout of the VLF, as shown in Figure 16-5, is presently under review to optimize placement of the current Mineral Reserves.

Proven and Probable Reserves in the LOM production schedule, including stockpiles and excluding leach inventory, total approximately 178 million tonnes, significantly less than the proposed remaining VLF maximum design capacity of approximately 630 million tonnes.

A comprehensive VLF geotechnical report was prepared by Vector Argentina S.A. in 2007.

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N
WATER MANAGEMENT
STRUCTURES
CONVEYOR
ALIGNMENT
PROCESS
FACILITIES
VLF FINAL ARRANGEMENT
(PROPOSED)
WATER MANAGEMENT
STRUCTURES
0
500
1000
1500
2000
Metres

Figure 16-5

Barrick Gold Corporation

Veladero Mine

Argentina

VLF Final Arrangement

March 2014

Source: Barrick Gold Corp., 2011.

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MINE EQUIPMENT

Veladero operations are typical truck/shovel open-pit operations, with all major production equipment equipped with GPS and dispatch systems. For production scheduling, equipment horsepower is de-rated for the operating elevations.

The current haul truck fleet consists of 41 Caterpillar 793 trucks rated for a 218-tonne payload, which is also the maximum fleet size for the production schedule. In addition, there are four Caterpillar 785 haul trucks rated for 140-tonne payload operating in Argenta pit. The truck fleet’s maximum annual hauling capacity is approximately 125 Mt, sufficient to meet peak material movement of 92 Mt in 2017.

Loading operations are conducted using a variety of diesel powered machines for production with the current fleet scheduled as follows:

•	Three Liebherr 996 face shovels with 36 m3 buckets;

•	Two Komatsu PC 5500 face shovels with 29 m3 buckets; and

•	Four Caterpillar 994 front end loaders with 19 m3 buckets.

The diesel powered production drill fleet currently consists of:

•	Four Drilltech D90Ks;

•	Three Ingersol Rand DMM2s, and

•	Two Atlas Copco PV271.

All drills are equipped with a 260 mm drill bit. The Drilltech and Atlas Copco drills are capable of single pass drilling the 15 m bench height plus one metre of subdrill, while the Ingersol Rand drills require an additional drill rod to achieve the required depth. Total production drill capacity is approximately 90 Mtpa, just below peak material movement of 92 Mt in 2017. In addition, consideration is being made for an increase in wall control blasting at final walls of Filo Federico, which will further reduce total drill capacity. A plan is in place to increase drill capacity through new acquisitions in the current year.

For blasting, a combination of emulsion and ANFO are loaded into each hole. Typically, the bottom 25% to 35% of the column is loaded with emulsion, topped off with ANFO. The pit is

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typically dry (there are no pit dewatering wells in operation and limited surface water), thus the purpose of the emulsion is to increase blasting power. Powder factor targets for Filo Federico are 0.45 kg/t in ore and 0.3 kg/t to 0.35 kg/t in waste.

Mine mobile equipment production rates were reviewed with availability and utilization to see if mining production rates and costs are appropriate. RPA is of the opinion that the equipment productivities for the production fleet are reasonable. The current mine equipment fleet is listed in Table 16-6, along with major support equipment.

TABLE 16-6 MINE EQUIPMENT FLEET

Barrick Gold Corporation – Veladero Mine

Equipment	Manufacturer	Current 2014
Haul Truck, 793	Caterpillar	41
Haul Truck, 785	Caterpillar	4
Face Shovel, 996	Liebherr	3
Face Shovel, PC5500	Komatsu	2
Wheel Loader, 994	Caterpillar	4
Drill, D90K	Drilltech	4
Drill, DMM2	Ingersoll Rand	3
Drill, PV271	Atlas Copco	2
Track Dozer, D10	Caterpillar	5
Motor Grader, 16H	Caterpillar	5
Backhoe, PC2000	Komatsu	1
Backhoe, 385	Caterpillar	1
Backhoe, 345	Caterpillar	1
Wheel Loader, WD854	Komatsu	3
Wheel Loader, 988	Caterpillar	1
Water Truck, 777	Caterpillar	3
Track Drill	DrtRock	4

As noted under Production Schedule, with all mine operations moving to a single pit in 2014, RPA cautions that production forecasts will be challenged even with excess mine fleet capacity in place, due to an increase in mine traffic congestion and increase in bench advance rates.

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MANPOWER

Veladero operates on a 24-hour per day, 365 days per year schedule. For most operating positions, there are four work crews with two on site at any time working two 12-hour shifts per day, 14 days on followed by 14 days off.

Mining operating manpower is based on approximately four operators for each operating position. Mining manpower for operations, maintenance including process maintenance, and technical services in 2014 is budgeted for approximately 900 staff and employees. RPA considers the manpower estimates to be reasonable.

MINE INFRASTUCTURE

Veladero has all necessary infrastructure for a large open pit mine operation in a remote location at high altitude. Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

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17 RECOVERY METHODS

Gold is recovered from ore at Veladero using ROM and crushed ore cyanide heap leaching, and a Merrill-Crowe zinc cementation gold recovery plant. The lower gold grade ore, i.e., above the cut-off grade for ROM ore and below the cut-off grade for crushed ore, is mined and trucked to the VLF and co-mingled with crushed ore (in the past, ROM ore was stacked in a separate area from crushed ore). Final delivery to the pad for ROM and crushed ore is by haul truck; trucks dump over the side of the pad and the ore is pushed using a track-mounted dozer.

CRUSHING PLANT

A simplified process flowsheet for the crushing circuit is provided in Figure 17-1.

Ore that has a gold grade above the cut-off grade for crushed ore is trucked from the mine or stockpiles and crushed in one of two two-stage crushing circuits to a nominal size of 80% passing (P80) 42 mm. The crushing plant was expanded in 2009 to increase the capacity to approximately 85,000 tpd, i.e., 52,000 tpd through line one and 33,000 tpd through line two. Haul trucks dump directly into the primary 1,270 mm by 1,650 mm gyratory crushers. After crushing, the ore from line one is discharged into a surge pocket and transferred to a 2,000 t live capacity covered stockpile via an apron feeder and a belt conveyor. The primary crushed ore from line two is reclaimed from the surge pocket and placed on a belt conveyor. From the belt conveyor the ore can either go directly to a secondary crusher surge bin or be transferred to the covered stockpile.

The primary crushed ore is reclaimed from the stockpile and conveyed to a splitter chute to feed two scalping screens that operate in parallel in line one to remove the material that meets the required size criteria. The oversize from the screens discharges to two MP800 standard cone crushers. Line two is similar to line one except it has only one scalping screen and one secondary cone crusher. The secondary crushers operate in open circuit so the crushed ore and the undersize from the scalping screens are conveyed to a 3.7 km long overland conveyor belt for transport to a truck loadout bin that is located adjacent to the processing plant near the heap leach pad. Lime is added to the ore as it is transported on the overland conveyor belt.

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VALLEY-LEACH FACILITY

The ore from the loadout bin is loaded into mine haul trucks for transport to the VLF where it is stacked in 15 m lifts. The drip emitters are buried approximately 10 cm to 15 cm to maximize distribution and minimize freezing and evaporation. The maximum height of the leach pad will be less than 200 m, with 150 m being typical. At present, the pad is approximately 80 m high.

An ongoing expansion of the leach pad to the east is continuing in phases. At the time of the visit, liner was being placed in Phase 5.

Approximately 250,000 m3 of ore is actively under leach at any given time with dilute cyanide leach solution applied using drip emitters. The nominal capacity of the solution pumping system is 2,066 m3/h. Pregnant solution is collected by the dam, at the toe of the leach pad, and pumped to the Merrill Crowe recovery plant.

MERRILL CROWE PROCESS PLANT

The Merrill-Crowe plant flowsheet is shown in Figure 17-2.

The pregnant solution is clarified in pressure leaf filters and stored in a clarified solution tank. From the tank, solution is pumped to a vacuum de-aeration tower which removes the dissolved oxygen from the solution. Zinc dust is fed to the solution as it exits the de-aeration tower and the precious metals are removed from the solution as solid precipitate. Plate and frame filter presses are used to separate the precipitate from the solution. The solution is collected in a barren solution tank, cyanide, lime, and make-up water are added to the solution and it is re-circulated to the valley-leach facility for reuse.

The zinc precipitate is collected from the filter presses and processed in retorts designed to recover mercury vapors from the precipitate as it is heated under vacuum. By-product mercury is collected and stored on site for longer term stabilization, transfer, or sale.

The dried precipitate is mixed with flux and smelted in electric induction furnaces. Gold doré that is produced by the refining process is shipped off site for further refining to produce fine gold and silver.

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COMMENTS

The crushing circuit and conveyor circuit had lower than expected availability due to equipment maintenance issues. Measures are being implemented to deal with these issues. The ore is quite abrasive, resulting in frequent liner changes, which reduces availability. In addition, the overland conveyor experienced greater than desired downtime, resulting in in mine trucks having to be diverted to transfer leach pad material from the crushing plant.

With the curtailment of mercury sales, long term storage will be required, and is being addressed. As well, studies to find acceptable methods of disposal are ongoing.

Senior supervision in the plant has been replaced in the last few months. It is anticipated that the new team will be effective in increasing operational availability.

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Rompe roca/ Hidraulico
Tolva de descarga
Trituradora Giratoria MK II 50"x65" (CR 5)
Atmosfera
Colector de Polvo
Camara de Compensacion
Faja magnetica
Apron Feeder
CV 6
Chute
CV 7
Surge Bin
CV 9
Faja Pesometro magnetica
CV 12
Belt Feeder
CV 8
Zaranda de dos pisos
Detector de metales
Colector de Polvo
Trituradora de conos MP 800 (CR 6)
CV 10
CV 11
Mineral de Mina
Rompe roca/ Hidraulico
Tolva de descarga
Atmosfera
Trituradora Giratoria MK II 50"x65" (CR 1)
Camara de Compensacion
Apron Feeder
CV 1
Faja magnetica
Detector de metales
Pesometro
Stockpile
Electroiman estavionario
Pesometro
Alimentadores Vibratorios
CV 2
Chute pantalon
Detector de metales
Atmosfera
Zaranda de dos pisos
Zaranda de dos pisos
Colector de Polvo
Trituradora de Conos MP 800 (CR2)
Trituradora de Conos MP 800 (CR3)
CV 3
CV 4
CV 5
Ore Bin
Silo de Cal
Cinta de Transferencia
Faja magnetica
Camione de Cal
Overland Conveyor
Nº de Camiones 10
Ore Load
Valle de Lixiviacion
Nº de Camiones 5

Figure 17-1

Barrick Gold Corporation

Veladero Mine
Argentina
Crushing Plant Flow Sheet

March 2014 **Source: Barrick Veladero Operations, 2014.**

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Filtros Metpor
Filtro 1
Filtro 2
Filtro 3
Filtro 4
Filtro 5
Torre Desaireadora
Cono de Zinc
13A
13B
13C
Tanque Nº8 Solucion Rica Calificada
Bomba Nº 8
Filtros Prensa
Filtro 1
Filtro 2
Filtro 3
Filtro 4
Filtro 5
Precipitado humedo
Hornos de Retorta
Horno 1
Horno 2
Horno 3
Horno 4
Horno 5
Mercurio y Humedad
Precipitado seco + Fundentes
Hornos de Induccion
Escoria
DORE (5 % Impuresas)
Bomba Nº 7
Tanque Nº7 Solucion Rica Calificada
Tanque Nº9 Solucion Barren
9A
9B
9C
PLS
Barren
1 A
1 B
Area 420
Vertedero
Sistema de Recoleccion y Recuperacion de Fuga "SRRF"
Caudalimetro
Colectora
8 A
8 B
7 A
7B
6A
6 B
Area 430
A
B
Camino
Raiser
Pileta SP
Pileta de Contingencia
Rio Potrerillo

Figure 17-2

Barrick Gold Corporation

Veladero Mine

Argentina

Merrill Crowe Process Plant Flowsheet

March 2014 **Source: Barrick Veladero Operations, 2014.**

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18 PROJECT INFRASTRUCTURE

Veladero infrastructure and services have been designed to support an operation of over 85,000 tpd of ore to a VLF and a nominal 280,000 tpd of total material mined. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

ACCESS

The Veladero mine site is located approximately 280 km northwest of San Juan, the provincial capital of San Juan Province, Argentina, and also the closest major population and commercial centre. Access is via paved road heading north of San Juan for approximately 205 km to the main gate near Tudcum. From the main gate at elevation 1,930 MASL, it is approximately 155 km to the Veladero mine site along a well maintained all season gravel road passing over Conconta Pass at approximately 4,850 MASL. The total route distance is approximately 360 km one way, and takes approximately six hours for a light vehicle in typical driving conditions.

Road maintenance from the main gate to the mine site is performed by contractor.

Most consumables are transported along this route by truck. Alternative road access is available from the Chilean side, but is not used for regular transport of goods or people.

MINE SITE FACILITIES

The mine and VLF are located at the mine site at elevations between 3,800 MASL and 4,700 MASL. Also, located in the same vicinity are the crushing facilities and Merrill-Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, and offices); related mine services facilities (truckshop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations.

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ACCOMMODATIONS

Mine camp facilities are located approximately seven kilometres southeast and downslope of the Veladero open pit operations at approximately 3,850 MASL. Permanent accommodations are available for all Veladero employees and visitors (the “hotel”). Contractor accommodations are also provided near the Veladero accommodations. Site accommodations are sufficient for the Veladero workforce, contractors, and consultants, with approximately 3,000 beds in total.

WATER

Potable water is provided by two water wells. The water is treated using reverse osmosis. One system is located near the hotel and the other is located near the construction camp. Potable water is not available at the truck shop.

The water supply for industrial usage ( i.e., process and dust control) is secured from the Rio de las Taguas.

ELECTRICAL

Veladero is self-sufficient with regard to the supply of electrical energy. Energy is generated on site using a 2 MW wind turbine and diesel generators located throughout the property. The total electrical supply is 22 MW.

UTILITIES

The Veladero site has four aerobic sewage treatment plants and one prototype sewage treatment plant that utilizes worms instead of bacteria to break down the domestic waste. There are also sewage treatment plants located along the access road at Sepultura and Peñasquito.

DISPOSAL AND DRAINAGE

In addition to carefully monitored discharges from the sewage treatment plants, Veladero has an extensive disposal and recycling program. No waste disposal takes place on site. All

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materials that are to be disposed of including domestic and industrial rubbish, used petroleum productions, and hazardous waste materials are delivered to a central area where they are managed by a contractor. The materials are sorted and appropriately packaged for shipment to San Juan where they are recycled or sent for disposal at an appropriate facility.

BUILDINGS AND FACILITIES

Veladero has buildings and facilities needed to support the operation including warehouse, truck shop, office buildings, etc.

COMMUNICATIONS

The mine site has a communication network of telephones and licensed UHF radio repeaters within the mining areas. Outside these areas, communication is generally by means of UHF CB radio or satellite phone only.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold and silver are the principal commodities at Veladero and are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

Operations at Veladero are expected to produce an annual average of approximately 660,000 ounces gold and 950,000 ounces silver annualized over the remaining six year mine life. At the reserve metal prices, over 95% of Project revenue is derived from gold sales.

CONTRACTS

MAGSA has a contract for the purchase of gold and silver doré from Veladero with Barrick. Currently, there are no forward sales or hedging for gold. In the case of silver, a contract is in place whereby Silver Wheaton buys 100% of silver produced for US$13.69/oz for the first 8% of recovered silver ounces. This contract is estimated to expire when Barrick has satisfied its requirements of a completion guarantee on its Pascua-Lama project. All silver recovered above the first 8% is controlled by Barrick.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

Environmental studies are on-going at Veladero. Of particular interest is that the population of guanaco is monitored closely and has had an over 500% increase since the beginning of the Project.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero does not impact glaciers or peri-glaciers. The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue.

PROJECT PERMITTING

The fourth update of the Environmental Impact Assessment for the Veladero Project was submitted to the Mining Authority of the San Juan Province on November 2011.

A large number of environmental permits are in place at Veladero to manage and monitor such things as:

•	Vehicles

•	Vehicles in communities along the access route

•	Vibration on highways

•	Noise

•	Fauna

•	Flora

•	Water

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•	Gasses emitted from the processing plant

•	Generators

•	Archeological sites

•	Effluents from water treatment plants

•	Surface and groundwater monitoring

•	Weather stations

In March 2013, an accumulation of solution within Veladero’s leach pad collection system was identified. Pumping rates were increased to reduce the accumulated solution, recirculating the same to the pad. The situation was reported to the appropriate local authority, which performed a site inspection and started an administrative investigation proceeding.

Veladero is implementing certain measures requested by the local authority following that site inspection. Production has been impacted by a build-up of ounces on the leach pad due to restrictions imposed by the authority that affect the amount of solution that can be applied to the pad.

Barrick is in discussions with regulatory authorities with respect to permit amendments to reflect the current circumstances and to allow operation of the leach pad in alignment with permit requirements.

The amendments were described in the addendum to the fourth EIS update submitted in November 2013 as well as in certain other environmental filings.

Barrick has received advanced authorization to implement certain of the permit amendments and expects to receive full authorization of the requested amendments pursuant to these discussions when the addendum to the fourth EIS update is approved. However, failure to obtain the permit amendments in a timely manner would have an increasing impact on 2014 production at Veladero. In RPA’s opinion, it is reasonable to assume that the current situation will be resolved in a timely manner, thus not impacting the current Mineral Resource and Mineral Reserve estimates.

Veladero have developed a participative monitoring program. In this program, water sampling is done by people from the local communities and the samples are submitted to laboratories of their choice. They also get the results from the laboratories. The transparency generates trust which has been very affective in providing Veladero with the social licence to operate the mine.

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Veladero has an Environmental Management Plan that is certified under the ISO 14001 standards. It is audited annually and it must be recertified every three years. Veladero was last re-certified in 2013.

It is also certified by the International Cyanide Management Code. There are annual re-certifications required, and Veladero was recertified in May 2013.

Reports of the monitoring results are submitted to the authorities every six months.

The authorities conduct site inspections at Veladero on a regular basis. Written reports of comments are distributed and Veladero responds to the comments, as required.

Currently, RPA believes that there are no environmental issues, which directly affect reserves or resources. The environmental requirements are managed by an on-site staff of professionals and technicians and the legal department in the San Juan office.

SOCIAL OR COMMUNITY REQUIREMENTS

Veladero is actively involved with communities in the San Juan province. Although the mine is in a remote location and direct involvement with people that are not employees of the mine is not common, programs such as the community water sampling has generated an atmosphere of trust that enhances the operation of Veladero.

MINE CLOSURE REQUIREMENTS

The closure plan is based on the LOM plan developed by MAGSA. The reclamation plan was developed to allow, when practical, closure and rehabilitation activities to be carried out simultaneously with mining activities. This rehabilitation in parallel will allow the performance of certain tasks during the operation of the mine, reducing closure costs and the schedule for completing the tasks at the end of the mine life, however, the most important closure activities will not begin until the mining operations have ended.

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Closure activities will be implemented to rehabilitate the land wherever possible, physically stabilizing the soil and re-grading the affected areas to obtain topography similar to that of the surrounding areas. These closure activities will also include the chemical stabilization of affected materials and the physical stabilization of the valley fill leach facility (VLF) and mine waste embankments. The shutdown and removal of the structures on the surface, including process facilities, will also be carried out as part of the closure activities.

The plan includes closure and post-closure activities. Closure refers to the period during which the final specifications of the closure design are met through activities such as chemical stabilization of VLF, improvements to surface water channels, physical stabilization of mine waste embankments, removal of selected infrastructure, re-grading of the site, and construction of access controls and safety berms. It is anticipated that the closure activities will last for several years after the termination of active mining and are necessary to achieve the objectives and criteria of the post-closure design.

The post-closure phase begins after the termination of construction and water management activities of the closure phase and will commence after the closure design specifications are met. During this phase, activities will be limited to site monitoring, site inspections, and all other activities necessary to comply with the established standards for water quality, such as the seasonal evaporation of any liquid of meteoric origin in the leach pad that does not comply with water quality standards. It is difficult to estimate the amount of time post-closure activities will take but it is anticipated that post-closure activities will last for 10 to 15 years. The current plan uses a post-closure period of 15 years.

OBJECTIVES OF THE CLOSURE PLAN

The main objectives for the Veladero closure are:

•	Meet or exceed Argentine regulations and commitments for the final closure of the Project.

•	Comply with or exceed environmental agreements for the financing of the final closure.

•	Protect the health and safety of the Veladero workforce during implementation of the closure plan and the health and safety of the communities after the closure by mitigating risks and hazards after closure in such a way as to prevent the risks and hazards from being more serious than they were before the development of Veladero.

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•	Propose long-term development on the site in order for its functions and values to coincide with those of the surrounding areas, ensuring that closure design and implementation comply with post-closure objectives concerning land use. For the purpose of planning, the functions and values of the area are considered to comprise visual (landscape), environmental (amount and quality of water, habitats and wildlife) and economic aspects (future mining potential).

•	Protect the environment and promote public health and safety, rehabilitating, to the extent possible, the affected surfaces and water courses so that they can reach stability for future land uses which should be compatible with the ones that existed prior to the development of Veladero.

•	Minimize the need for long-term maintenance and active care of the site during post-closure.

SIMULTANEOUS REHABILITATION

The main activities of simultaneous rehabilitation that are to be carried out during the service life of the mine include the following:

•	General areas

•	Road rehabilitation

•	Recovery of vegas

GENERAL AND ROAD REHABILITATION

MAGSA has committed to carry out rehabilitation in parallel whenever possible. This commitment entails maintaining the lowest level of surface alteration during the life of the project in order to minimize the rehabilitation activities at the end of the mine life. Road rehabilitation will be carried out as roads become unnecessary for future access to different sites. Road rehabilitation activities are due to begin in the middle of the mine life.

RECOVERY OF VEGAS

MAGSA has committed to study the development of vegas, i.e., wetlands in order to improve and potentially develop additional areas for vegas. This simultaneous rehabilitation program is developed with the aid of specialists to study the potential for regeneration and relocation of vegas through on site experiments.

REHABILITATION COSTS

Mine closure plans are reviewed and analyzed annually. Current cost estimates for closure at Veladero are approximately US$59 million.

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21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

Remaining capital costs at Veladero are primarily sustaining capital, which includes mine equipment replacement and leach pad expansion, and closure costs. Mine pre-stripping costs have been treated as an operating cost for the purpose of this report, and mine site exploration capital has been excluded as that capital should be expended against future mineral resources. Capital costs are in 1st Quarter 2014 US dollars and are presented in Table 21-1.

TABLE 21-1 TOTAL CAPITAL COST

Barrick Gold Corporation – Veladero Mine

Department	LOM Capital (US$ million)
Sustaining	405
Closure	59

Total	464

OPERATING COSTS

Veladero has been in production since 2005. Operating costs are tracked and well understood. Operating costs are estimated for the LOM, with projected inflationary increases. Unit operating costs for Veladero are presented in Table 21-2.

TABLE 21-2 UNIT OPERATING COSTS

Barrick Gold Corporation – Veladero Mine

Cost	Value
Mining (US$/t mined)	3.84
Processing (US$/t processed)	4.13
G&A (US$/t processed)	2.37

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MANPOWER

Veladero mine site manpower is approximately 2,400 people. Direct Veladero mine site employees are approximately 1,190 with approximately 1,210 contractors and consultants. The breakdown of manpower by area is provided in Table 21-3.

TABLE 21-3 MINE SITE MANPOWER

Barrick Gold Corporation – Veladero Mine

Department	Count
Mine	485
Maintenance	390
Process	120
General	195

Subtotal	1,190
Contractors	1,210

Total Mine Site	2,400

Notes:

1.	Numbers may not add due to rounding.

Major contracts currently in place at site are for the VLF expansion construction, operation of the camp facilities, equipment maintenance and assistance, and site security and logistics services.

Offsite manpower, primarily located in the San Juan office and to maintain the access road, is an additional 200 persons. Direct Veladero employees in San Juan are approximately 100 with another approximately 100 contractors.

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22 - Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Veladero Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Veladero Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

Barrick’s Pascua Lama gold and silver project is located less than 10 km to the northwest of Veladero. The Pascua Lama project straddles the border between Argentina and Chile and its development has been lengthy and complicated for a number of reasons including the need to have bi-national support. As of EOY2013, Barrick had suspended construction on the project, and was in the process of putting the site on care and maintenance during the time of RPA’s Veladero site visit. Pascua Lama’s primary access route is the same all-weather access road used by Veladero.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•	The EOY2013 Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 164.4 million tonnes averaging 0.68 g/t Au and 12.8 g/t Ag and contain 3.6 million ounces of gold and 67.9 million ounces of silver.

•	The EOY2013 Inferred Mineral Resources total 27.9 million tonnes averaging 0.30 g/t Au and 12.9 g/t Ag and contain 269,000 ounces of gold and 11.6 million ounces of silver.

•	Essentially all of the remaining resources and reserves are found in the Veladero area within the Filo Federico and Cuatro Esquinas zones.

•	The resource estimate gold cut-off grades range from 0.20 g/t for ROM material from the Filo Federico pit Type 1 material to 0.48 g/t for Filo Federico pit Type 2 material, which requires crushing.

•	Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conform to CIM (2010) definitions.

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•	The methods and procedures utilized to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•	The resource model demonstrates a positive bias when reconciled against the grade control model in 2013 due mostly to new high grade mineralized structures defined by the blast holes that were generally not intersected in the exploration drill holes. Although finding unexpected high grade mineralization in the pit is certainly a very positive outcome for Veladero, it may be difficult to make significant adjustments to the resource model without new drilling data. It is unknown for how long this positive reconciliation will continue. RPA concurs with Barrick’s plan to us the recently completed structural interpretation along with new geostatistical and other strategies to improve the resource model in the areas where higher than expected grades were encountered.

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•	Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	Overall, RPA is of the opinion that MAGSA has done high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•	The EOY2013 Proven and Probable Reserves are estimated to be 186.6 million tonnes at 0.85 g/t Au and 14.8 g/t Ag, containing 5.1 million ounces of gold and 89 million ounces of silver.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM (2010) definitions.

•	Recovery and cost estimates are based on actual operating data and engineering estimates.

•	Economic analysis of the Veladero LOM plan generates a positive cash flow and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

•	The economic pit limits are very sensitive to an increase in reserve gold price of 10%, while they are not very sensitive to a decrease in reserve gold price of 10%, indicating the current LOM plan is strong with potential for expansion in the future if market conditions were to stabilize or improve.

PROCESS

•	The crushing circuit and conveyor circuit had lower than expected availability due to equipment maintenance issues. The ore is quite abrasive, resulting in frequent liner changes, which reduces availability. Measures are being implemented to deal with these issues.

•	The overland conveyor has experienced more than desired downtime resulting in mine trucks having to be diverted to transfer leach pad material from the crushing plant.

•	With the curtailment of mercury sales, long term storage will be required, and is being addressed.

•	Senior supervision in the plant has been replaced in the last few months. It is anticipated that the new team will be effective in increasing operational availability.

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ENVIRONMENTAL CONSIDERATIONS

•	Veladero has an Environmental Management Plan that is certified under the ISO 14001 standards. It is audited annually and was re-certified in 2013.

•	In March 2013, as a result of an administrative investigation, the Ministry of Mines in the Province of San Juan issued a permit amendment restricting the amount of fresh water that can be used at the Project’s heap leach pad. Barrick expects the restrictions to be removed shortly, however, failure to obtain approvals in a timely manner will have an increasing impact on 2014 production. In RPA’s opinion, it is reasonable to assume that the current situation will be resolved in a timely manner, thus not impacting the current Mineral Resource and Mineral Reserve estimates.

•	Veladero is certified by the International Cyanide Management Code. Re-certification occurs annually and Veladero was re-certified in May 2013.

•	Mine closure plans are reviewed and analyzed annually. Current cost estimates for closure at Veladero are approximately US$59 million.

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26 RECOMMENDATIONS

RPA makes the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•	The resource modelling work is very good and no significant procedural changes are warranted. The resource model, however, significantly under-predicted the contained gold produced in 2013 due to unexpected high grade mineralization in the Filo Federico pit. RPA concurs with Barrick’s plans to use the recently completed structural interpretation along with new geostatistical and other strategies to improve the resource model in the areas where higher than expected grades were encountered.

MINING AND MINERAL RESERVES

•	Maintain flexibility in the final pit design to allow potential for additional pit wall pushbacks if market conditions were to stabilize or improve.

•	Review economic pit limit and unit operating cost sensitivity to reduced production rate targets.

•	Analyze requirement for additional production drilling capacity to meet forecast production in the LOM plan.

•	Consider creating grade groups for mineralized material dispatched to the waste rock facilities to increase future economic potential of this material.

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27 REFERENCES

Analytical Solutions Ltd., 2005, Veladero Mine Laboratory Review, Argentina, Internal Report Prepared for Barrick Gold Corporation, Prepared by Lynda Bloom, and Dated June 2005, 44 p.

Analytical Solutions Ltd., 2006, Veladero Mine Laboratory Operations, Internal Report Prepared for Barrick Gold Corporation, Prepared by Lynda Bloom, and Dated December 2006, 27 p.

Barrick, 2012 Business Plan Review, Veladero Mine, Barrick Gold Corporation, September 21, 2011, 143 s.

Barrick Gold Corporation, 2004, Resource and Reserve 2004 Year End Update, Veladero Mine, December 31, 2004, 76 p.

Barrick Gold Corporation, 2005, Technical Report, Veladero Property, San Juan Province, Argentina, a NI 43-101 report by Marion, R., and Davidson, A., March 30, 2005.

Barrick Gold Corporation, 2009, Process_Monthly_Report_December_2009.xls

Barrick Gold Corporation, 2010, Process_Monthly_Report_December_2010.xls

Barrick Gold Corporation, 2011, Process_Monthly_Report_December_2011.xlsx

Berbe, L., 2011, Validacion Reportes de Laboratorio Anteriores el Ano 2005, Internal Barrick Memorandum Dated November 4, 2011, 2 p.

Charchaflié, D., Tosdal, R.M., and Mortensen, J.K., 2007, Geologic Framework of the Veladero High-Sulfidation Epithermal Deposit Area, Cordillera Frontal, Argentina, Economic Geology Vol. 102 pp. 171-192, March-April 2007.

Chuquimango C., Juan, 2013, End Year Cut-Off Grade Report, Veladero Mine, Barrick Gold Corporation, December 2013, 19 p.

Chuquimango C., Juan, 2013, End Year Cut-Off Grade Report, Veladero Mine - Argenta Pit, Barrick Gold Corporation, December 2013.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 27, 2010.

Evans, L., Ehasoo, G., and Altman, K.A., 2012, Technical Report on the Veladero Gold Mine, San Juan Province, Argentina, a NI 43-101 Technical Report for Barrick Gold Corporation (March 16, 2012).

Harwardt, A., 2006, Chequeo Cruzado del 5% de los Rechazos Totales en Dos Laboratorios, Laboratorio Alex Stewart y el Laboratorio de MAGSA en Mina Veladero. Complemento al Informe Tecnico del Programa sde Aseguramente del Control de Calidad del Primer Semestre dem Ano 2006. Internal Barrick Report Dated November 2006.

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Gavelán, Z., 2008, Resource and Reserves Report Year End 2007, Report by Veladero Mine Technical Services Department Dated January 15, 2008, 21 p.

Gavelán, Z., 2007, Resource and Reserves Report Mid-Year 2007, Report by Veladero Mine Technical Services Department Dated June 2007, 16 p.

Golder, 2010, Pit Slope Optimization for the Amable Pit- Veladero Operation, Argentina, Golder Associates Inc., Reno, May 2010, 46 p.

Golder, 2007, Report on Review of Pit Slope Performance, Veladero Project, Argentina, by Golder Associates Inc. Dated January 2007

Golder Associates, 2003, Executive Summary, Report by Golder Associates Dated August 2003, 13 p.

Golder Associates, 2002, Report, Veladero Property, San Juan Province, Argentina. Pit Slope Design revision for pre-feasibility by Golder Associates Inc. Dated September 2002, 174 p.

Major, G., 2011, Veladero Pit Slope Review, Veladero Mine, Golder Associates Inc., Reno, October 7, 2011, 33 p.

Major, Graeme; Byers, Tom; Toro, Javier; 2009, Veladero Slope Optimization, Golder Associates Inc., Reno/Lima, September 2009, 23 p.

Monroy, Cristian, and Berbé, Lucas, 2013, Reporte Estimacion de Recursos MY2013 Veladero Mine, Internal Barrick Report Dated May 2013, 81 p.

Resource Evaluation Inc., 2003, Audit of Mineral Resources, Veladero Project, San Juan, Argentina, Report by Mike Lechner Dated April 15, 2005, 52 p.

Resource Modeling Inc., 2007, Resource Model Review, a Letter Report by Mike Lechner Dated May 16, 2007, 53 p.

Sanfurgo, B., 2007, Actualizacion de Recursos, Medio Ano 2007, Veladero, Internal Barrick Report Dated June 2007, 16 p.

Sanfurgo, B., 2004, Caracterizacion Mineralizacion Oro-Plata Proyecto Veladero, Internal Barrick Report Dated June 2004, 37 p.

Sanfurgo, B., 2002, Informe Control de Calidad Campana 0102 Veladero, Internal Barrick Report Dated October 2002, 16 p.

Scott Wilson RPA, 2008, Mineral Resource and Reserve Audit of the Veladero Gold Mine, San Juan Province, Argentina. Scott Wilson Roscoe Postle Associates Inc., May 10, 2008, 137 p.

Smee, B.W., 1998: A Review of Sampling, Analytical and Reporting Procedures During the 1997-1998 Drilling Campaign, Veladero Project, Argentina. MAG Internal Report, July 1998, 11 p.

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Smee, B.W., 1999: Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., March 1999, 14 p.

Smee, B.W., 2001: Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., June 2001, 28 p.

Smee, B.W., 2002: Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., June 2002, 23 p.

SNC-Lavalin Engineers & Constructors Inc., 2002, Veladero Technical and Economic Evaluation, Argentina, prepared for Barrick Gold Corporation, 10 volumes, September 2002.

Vector Argentina S.A., 2007, Report, Veladero Property, San Juan Province, Argentina. Geotechnical report by Vector on Valley Fill Heap Leach. Dated December 2007, 23 p.

Vildozo, Carlos, Validacion Coordenadas Sondajes Veladero, Barrick List of Drill holes Checked, 7 p.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina” and dated March 27, 2014, was prepared and signed by the following authors:

(Signed & Sealed) “Luke Evans”

Dated at Toronto, ON
March 27, 2014	Luke Evans, P.Eng.
Principal Geological Engineer

(Signed & Sealed) “Glen Ehasoo”

Dated at Vancouver, BC
March 27, 2014	Glen Ehasoo, P.Eng.
Senior Mining Engineer

(Signed & Sealed) “Holger Krutzelmann”

Dated at Toronto, ON
March 27, 2014	Holger Krutzelmann, P.Eng.
Principal Metallurgist

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29 CERTIFICATE OF QUALIFIED PERSON

LUKE EVANS

I, Luke Evans, M.Sc., P.Eng., as an author of this report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina” prepared for Barrick Gold Corporation, and dated March 27, 2014, do hereby certify that:

1.	I am a Consulting Geological Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of University of Toronto, Ontario, Canada, in 1983 with a Bachelor of Science (Applied) degree in Geological Engineering and Queen’s University, Kingston, Ontario, Canada, in 1986 with a Master of Science degree in Mineral Exploration.

3.	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 90345885). I have worked as a professional geological engineer for over 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Consulting Geological Engineer specializing in resource and reserve estimates, audits, technical assistance, and training since 1995.

•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•	Senior Project Geologist in charge of exploration programs at several gold and base metal mines in Quebec.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Veladero Mine from February 10 to 12, 2014 and held meetings at the Barrick office in San Juan on February 13 and 14, 2014.

6.	I am responsible for the preparation of Sections 2 to 12, and 14 and collaborated with my co-authors on Sections 1 and 23 to 29 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously visited the Veladero Mine on the following occasions:

•	from November 7 to November 11, 2011, as part of an audit of the 2011 year-end resource and reserve estimates.

•	from November 11 to November 15, 2007 as part of an audit of the 2007 year-end resource and reserve estimates.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2014

(Signed & Sealed) “Luke Evans”

Luke Evans, M.Sc., P.Eng.

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GLEN A. EHASOO

I, Glen A. Ehasoo, P.Eng., as an author of this report entitled “Technical Report on the Veladero Mine, San Juan Province Argentina” prepared for Barrick Gold Corporation and dated March 27, 2014, do hereby certify that:

1.	I am a Senior Mining Engineer with Roscoe Postle Associates Inc. of Suite 388, 1130 West Pender Street, Vancouver, BC, V6E 4A4.

2.	I am a graduate of the University of British Columbia, Vancouver, British Columbia, in 1998 with a Bachelor of Applied Science in Mining & Mineral Processing Engineering.

3.	I am registered as a Professional Engineer in the Province of British Columbia (#34935). I have worked as a mining engineer/geologist for a total of 14 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Open pit mine planning and cost estimation

•	Open pit operational experience in Canada and abroad

•	Cash flow modelling and economic analysis

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Veladero Mine from February 10 to 12, 2014 and held meetings at the Barrick office in San Juan on February 13 and 14, 2014.

6.	I am responsible for the preparation of Sections 15, 16, 19, 21 and 22 and collaborated with my co-authors on Sections 1 and 23 to 29 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously visited the Veladero mine from November 7 to November 11, 2011, as part of an audit of the 2011 year-end resource and reserve estimates.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2014

(Signed & Sealed) “Glen Ehasoo”

Glen A. Ehasoo, P.Eng.

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HOLGER KRUTZELMANN

I, Holger Krutzelmann, P. Eng., as an author of this report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina” prepared for Barrick Gold Corporation, and dated March 27, 2014, do hereby certify that:

1.	I am Vice President, Metallurgy & Environment, and Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.	I am registered as a Professional Engineer with Professional Engineers Ontario (Reg. #90455304). I have worked in the mineral processing field, in operating, metallurgical, managerial; and engineering functions, for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements

•	Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company.

•	Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold and silver.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Veladero Mine from February 10 to 12, 2014 and held meetings at the Barrick office in San Juan on February 13 and 14, 2014.

6.	I am responsible for the preparation of Sections 13, 17, 18, and 20 and collaborated with my co-authors on Sections 1 and 23 to 29 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th day of March, 2014

(Signed & Sealed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.

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